Filed Pursuant to Rule 424(b)(3)
Registration No. 333-282857

Non-Transferable Subscription Rights to Purchase Up to 35,000,000 Units
Each Unit Consisting of One Share of Common Stock,
One Series A Right, One Series B Right and One Series C Right,
and shares of Common Stock
Issuable Upon Exercise of the Series A Rights, Series B Rights and Series C Rights

We are distributing, at no charge, non-transferable subscription rights (the “Subscription Rights”) entitling holders of our common stock, series 1 convertible preferred stock and series 2 convertible preferred stock as of the record date of 5:00 p.m., Eastern time, on December 2, 2024, to purchase units at a subscription price equal to $1.70 per unit (the “Unit Subscription Price”). Each unit will consist of one share of common stock, one series A common stock purchase right (“Series A Right”), one series B common stock purchase right (“Series B Right”) and one series C common stock purchase right (“Series C Right” and, collectively with the Series A Right and Series B Right, the “Series Rights”), with each of the Series Rights entitling the holder to purchase one share of our common stock. Shares of our common stock and the Series Rights comprising the units may only be purchased as a unit but will be issued separately. We refer to the offering of the Subscription Rights and the Series Rights as the “offering.”

Holders will receive two Subscription Rights for each share of our common stock beneficially owned, or issuable upon conversion of our preferred stock, as of the record date. Pursuant to each Subscription Right, you will have the right, which we refer to as your basic subscription right, to purchase one unit. If you exercise your basic subscription right in full, you will also have the right, or over-subscription privilege, to purchase additional units for which other rights holders do not subscribe. Once made, all exercises of the Subscription Rights and the Series Rights are irrevocable.

The Subscription Rights will expire if not exercised by 5:00 p.m., Eastern time, on December 20, 2024, unless we extend or terminate this offering. We may extend the offering of the Subscription Rights for one or more additional periods in our sole discretion to no later than January 21, 2025, in which case all basic subscription rights and over-subscription privileges exercised during the extension period will be filled on a first-come, first-serve basis. We will announce any extension in a press release issued no later than 9:00 a.m., Eastern time, on the business day after the most recently announced expiration date. If and to the extent there are unsubscribed units upon the expiration of the offering of the Subscription Rights, NRNS Capital Holdings LLC (“NRNS”), the manager of which is Howard S. Dvorkin, our Chairman, has indicated to us that it may purchase up to approximately $10.6 million of units through the conversion into units of the outstanding principal and accrued interest under the subordinated promissory notes payable by us to NRNS. These notes have been issued to NRNS to supplement our credit facilities. All units sold to NRNS will be at the same price and on the same terms as this offering.

The Series Rights are exercisable commencing on their date of issuance at an exercise price equal to the higher of (x) the Unit Subscription Price or (y)(i) in the case of the Series A Rights, 90% of the VWAP of our common stock over the last three trading days prior to the expiration date of the Series A Rights, which is 30 days following the closing date of the subscription offering, but in any event not to exceed 150% of the Unit Subscription Price, (ii) in the case of the Series B Rights, 87.5% of the VWAP of our common stock over the last three trading days prior to the expiration date of the Series B Rights, which is 60 days following the closing date of the subscription offering, but in any event not to exceed 200% of the Unit Subscription Price, and (iii) in the case of the Series C Rights, 85% of the VWAP of our common stock over the last three trading days prior to the expiration date of the Series C Rights, which is 90 days following the closing date of the subscription offering, but in any event not to exceed 250% of the Unit Subscription Price, with the exercise price in each instance rounded down to the nearest whole cent. If at the expiration date of each of the Series Rights, the exercise price as determined above, is lower than the initial maximum amount paid, any excess subscription amount paid by a holder will be promptly returned to the holder, without interest or penalty.

The maximum number of shares of our common stock available for issuance in this offering is 70,000,000 shares. If at any time the issuance of shares pursuant to the exercise of the Subscription Rights or the Series Rights exceeds such share limitation, no additional shares will be issued, this offering will be terminated and any outstanding rights will immediately expire and the amount subscribed for by each holder will be proportionally reduced.

Our common stock is traded on The Nasdaq Capital Market under the symbol “FPAY.” The closing price of the common stock on November 29, 2024 was $1.98 per share. None of the Subscription Rights, units, or Series Rights are transferable.

Investing in our securities involves risks. See “Risk Factors” beginning on page 10 of this prospectus. We and our board of directors are not making any recommendation regarding the exercise of your rights.

We have engaged Moody Capital Solutions, Inc. (“Moody Capital”) to act as dealer-manager for this offering. This offering is being conducted on a best-efforts basis, and we do not need to receive any minimum amount of proceeds in order to complete this offering. We have currently not entered into any standby purchase agreement, backstop commitment or similar arrangement in connection with this offering other than the arrangement with NRNS as described herein.

Continental Stock Transfer & Trust Company will serve as the subscription agent for this offering and will retain an escrow agent to hold in escrow funds received from holders until we complete or terminate this offering.

	Per Unit	Total
Unit Subscription Price(1)	$1.70	$59,500,000
Dealer-manager fees and expenses(2)	$0.102	$3,570,000
Proceeds to us, before expenses(3)	$1.598	$55,930,000

____________

(1)      Assumes the sale of all offered units and no exercise of the Series Rights included in the units.

(2)      We have agreed to pay Moody Capital, as dealer-manager, a cash fee equal to 6.0% of the proceeds of the offering from the exercise of the Subscription Rights and the Series Rights, a non-accountable expense fee equal to 1.0% of the proceeds of the offering from the exercise of the Subscription Rights and the Series Rights and an out-of-pocket accountable expense allowance of $35,000, except that we will pay Moody Capital a cash fee of 3.0% on the aggregate proceeds from the proceeds of Subscription Rights and Series Rights exercised by our executive officers and directors and their respective investment vehicles. However, no dealer-manager fee will be paid to Moody Capital for sales of units in the rights offering to NRNS in respect of its note conversion. If the Series Rights are exercised at the Unit Subscription Price (assuming that stockholders exercise Subscription Rights for all the units that we are offering), the dealer-manager will receive additional fees in the aggregate amount of up to $3.57 million.

(3)      If the Series Rights are exercised at the Unit Subscription Price (assuming that stockholders exercise Subscription Rights for all the units that we are offering), we will receive additional gross proceeds from this offering of approximately up to $59.5 million from the sale of the remaining 35,000,000 shares available.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

If you have any questions or need further information about this offering, please call MacKenzie Partners, Inc., the information agent for this offering, at (212) 929-5500 (bankers and brokers) or (800) 322-2885 (all others) or by email at rightsoffer@mackenziepartners.com.

Dealer-Manager

The date of this prospectus is December 2, 2024

____________

You should rely only on the information contained in this prospectus and any free writing prospectus we may authorize to be delivered to you. We have not, and Moody Capital has not, authorized anyone to provide you with information different from, or in addition to, that contained in this prospectus and any related free writing prospectus. We and Moody Capital take no responsibility for, and can provide no assurances as to the reliability of, any information that others may give you. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is only accurate as of the date of this prospectus, regardless of the time of delivery of this prospectus and any sale of units.

____________

The information contained in this prospectus includes information incorporated by reference in this prospectus from our filings with the Securities and Exchange Commission, or SEC, listed under “Where You Can Find Additional Information” below, including:

•        our Annual Report on Form 10-K for the year ended December 31, 2023 (filed with the SEC on April 1, 2024), as amended by Form 10-K/A (filed with the SEC on April 3, 2024), which we refer to as our 2023 Annual Report;

•        our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2024 (filed with the SEC on May 13, 2024), our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2024 (filed with the SEC on August 6, 2024) and our most recent Quarterly Report on Form 10-Q filed with the SEC from time to time, which as of the date of this prospectus is our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2024 (filed with the SEC on November 19, 2024), which we refer to as our Latest Form 10-Q; and

•        our Current Reports on Form 8-K (filed with the SEC on March 28, 2024, October 8, 2024 and October 28, 2024).

In addition to the filings listed above, any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, after (i) the date of this registration statement and prior to effectiveness of this registration statement and (ii) the date of this prospectus and before the completion of the offering of the securities included in this prospectus, however, we will not incorporate by reference any document or portions thereof that are not deemed “filed” with the SEC, or any information furnished pursuant to Item 2.02 or 7.01 of Form 8-K or related exhibits furnished pursuant to Item 9.01 of Form 8-K.

Any reference in this prospectus to information that is “contained,” “referred to” or “included” in this prospectus, or any similar expression, includes not only the information expressly set forth in this prospectus but also the information incorporated by reference in this prospectus.

____________

Unless the context requires otherwise, references in this prospectus to “FlexShopper,” “our company,” “we,” “our” “us” and similar terms refer to FlexShopper, Inc., a Delaware corporation, and its subsidiaries, unless the context otherwise requires.

i

PROSPECTUS SUMMARY

The following summary highlights selected information contained in this prospectus. Because the following is only a summary, it does not contain all of the information you should consider before investing in our securities. Before making an investment decision, you should carefully read all of the information contained in this prospectus, including the risks described under “Risk Factors” and our consolidated financial statements and the related notes incorporated by reference from our 2023 Annual Report and Latest Form 10-Q.

Our Company

Overview

We are a financial technology company providing transparent and competitive payment options primarily to credit constrained, near and subprime consumers. These consumers may not have the financial liquidity to purchase products and services from traditional retailers via cash or traditional funding sources. We have a single operating segment that provides a variety of consumer funding options. Our lease-to-own (“LTO”) programs are designed to improve the quality of life of our customers by providing them with the ability to obtain ownership of high-quality durable products under an affordable payment arrangement. We believe our value supports broad untapped expansion opportunities for FlexShopper within the U.S. consumer retail and e-commerce marketplaces. Our flexible payment terms always offer the consumers a “same as cash” option for the first 90 days and early buyout options for early payments. At September 30, 2024, approximately 42% of our originations were made to repeat customers, which we believe reflects the value of our payment options.

We generate payment options for customers through several market channels. We enable consumers utilizing our e-commerce marketplace to shop for brand name electronics, home furnishings and other durable goods on a LTO basis at FlexShopper.com and other corporate owned sites. After receiving a signed consumer lease, we purchase the item and lease it to our customer. Some of these goods are purchased from retailers while others are sourced from distributors or directly from manufacturers and, as such, we collect a “retail” margin for every transaction originated on our websites. In addition, we partner with leading traditional and e-commerce retailers (who we refer to as our point-of-sale partners, “POS partners” or “retail partners”). In these instances, through a variety of methods, we interact with our retailer partners to provide flexible payment terms that are designed to help customers achieve merchandise ownership. We have numerous patents and continue to submit additional patent applications on critical aspects of our payment options and business processes.

Central to our business model is our proprietary LTO Engine. We utilize our technology and LTO Engine to automate the online process for consumers allowing them to receive payment terms, spending limits and enter into leases for durable goods, all within minutes. The LTO Engine allows us to operate through three strategic sales channels: (i) selling directly to consumers via our online FlexShopper.com Marketplace featuring thousands of durable goods, (ii) utilizing our LTO payment method at check-out on our retail partners’ e-commerce sites and (iii) facilitating LTO transactions with retailers in their physical locations both through their in-store terminals and our applications accessed via the Internet. We conduct these transactions by approving consumers through our proprietary, risk analytics-powered underwriting model. For the year ended December 31, 2023, we generated approximately $132 million in gross lease revenues and fees.

Throughout 2023 and to date in 2024, we have made significant changes to our marketplace business model. First, we started to source goods from distributors and manufacturers at discounts to traditional retail prices. This strategy significantly increased the number of items available on our site. It also enabled us to achieve a “retail” margin on the products and goods originated on the website, which allows us to significantly offset the online acquisition cost of new customers. Second, we began to offer financing options on our marketplace websites in addition to our own FlexShopper payment options. Historically, our website converted less than 1% of visitors into sales. We believe we can increase our conversion rate by offering customers more products and additional financing options. As our number of financing options expands, other providers of payment options that we have already implemented on our marketplace have increased our dollar conversion rate by almost 50% since the first quarter of this year.

Recent Developments

Option Agreement to Repurchase Outstanding Series 2 Preferred Stock Below Liquidation Value

On October 25, 2024, we entered into a Preferred Stock Purchase Option Agreement granting us the right at any time through October 25, 2025 to repurchase and cancel 20,000 shares of our series 2 convertible preferred stock, representing approximately 91% of the shares in such series, at varying purchase prices below the then-current liquidation value of the series 2 convertible preferred stock, ranging from $20,250,000 to $22,500,000, depending on when we exercise the option, from B2 FIE V LLC, which acquired the preferred stock in a private placement in June 2016. Each share of series 2 convertible preferred stock is convertible into 266.2942 shares of our common stock or an aggregate of 5,325,888 shares of our common stock, based on the series 2 convertible preferred stock issue price of $1,000 per share and conversion rate of $3.76 per share, and accrues dividends through an increase in its liquidation preference at an annual rate equal to 10% of the original series 2 convertible preferred stock issue price per share. The purchase price of the series 2 convertible preferred stock, which was negotiated between the parties, represents approximately 50% of the current liquidation preference of the preferred stock, which was approximately $44.2 million as of September 30, 2024. The terms of the preferred stock repurchase provide that if we exercise the option and within 12 months following the date of the Preferred Stock Purchase Option Agreement we complete a liquidity event or a change of control occurs, we would be required to make an incremental “true-up” payment to B2 FIE V LLC. This payment would be in an amount equal to the difference between our share price before the announcement of the liquidity event or change of control and the increased value of our share price, if any, after announcing the transaction, applied to the number of repurchased preferred shares on an as-if-converted to common stock basis. A discount of 8.3% is applied to this payment every 30-day period following the closing of the preferred stock repurchase. Additionally, assuming the shares of series 2 preferred stock are repurchased, and we are awarded monetary damages or a settlement award in connection with our patent infringement lawsuits, we would be required to pay a portion of those proceeds to B2 FIE V LLC. That portion would be determined by the increase in the value of our share price, if any, after announcing the award as applied to the number of repurchased preferred shares on an as-if-converted to common stock basis, provided that we are not required to pay B2 FIE V LLC more than $4.00 per share on any share increase in value or 18% of the award. We intend to use a substantial portion of the net proceeds of this offering to repurchase the shares of series 2 convertible preferred stock from B2 FIE V LLC.

Patent Infringement Lawsuit Filed Against Competitors

On September 30, 2024, we filed patent infringement lawsuits against Upbound Group, Inc. (Nasdaq: UPBD) (including its Acima subsidiaries) (“Upbound Group”) and Katapult Holdings, Inc. (Nasdaq: KPLT) (“Katapult”), which are competitors of our company, alleging unauthorized use of our patented technologies. These cases were filed in the U.S. District Court for the Eastern District of Texas. The lawsuits revolve around five key patents, granted between 2018 and the present, which protect our computer-implemented LTO technology. These patents cover our innovative systems and methods for enabling retailers to partner with third-party LTO providers, facilitating seamless LTO transactions for consumers. The lawsuits accuse Upbound Group and Katapult of multiple forms of infringement, including direct infringement, contributory infringement, and inducement of others to infringe. We are seeking both injunctive relief to prevent further infringement and monetary damages. There can be no assurance that we will prevail in the lawsuits against Upbound Group or Katapult or in any other patent infringement lawsuits that we may commence or that there will not be any counterclaims asserted against us. An unfavorable outcome or settlement in these patent infringement lawsuits could have a material adverse effect on our financial position, liquidity or results of operations.

Our Market Opportunity and Lease and Loan Transactions

The non-prime consumer lease and finance industry offers consumers an alternative to traditional methods of obtaining both durable goods via the LTO platform in a lease purchase transaction and provides consumers cash for discretionary purchases via the storefront direct origination model in a state-licensed loan. Our customers typically do not have sufficient cash or credit for these purchases, so they find the short-term nature and affordable payments of our products attractive.

The Lease-Purchase Transaction.    A lease-purchase transaction is a flexible alternative for consumers to obtain merchandise with no long-term obligation. Key features of our lease-purchase transactions include:

Brand name merchandise.    We offer well-known brands such as LG, Samsung, Sony and TCL home electronics; Frigidaire, General Electric, LG, Samsung and Whirlpool appliances; Apple, Asus, Dell, Hewlett Packard, Samsung and Toshiba computers and/or tablets; Samsung and Apple smartphones; Resident and Sealy Mattresses and Ashley furniture, among other brands.

Convenient payment options.    Our customers make payments primarily on a weekly or bi-weekly basis. Payments are automatically deducted from the customer’s authorized checking account or debit card. Additionally, customers may make additional payments or exercise early payment options, which enable them to save money.

No long-term commitment.    A customer may terminate a lease-purchase agreement at any time with no long-term obligation by becoming current on amounts due under the lease-purchase agreement and returning the leased item to us.

Applying has no impact on credit or FICO score.    We do not use FICO scores to determine customers’ spending limits, so our underwriting does not impact consumers’ credit with the three main credit bureaus.

Flexible options to obtain ownership.    Ownership of the merchandise generally transfers to the customer if the customer makes all payments during the lease term, which is 52 weeks, or exercises the early payment options.

The Loan Transaction.    A loan transaction facilitates consumers purchases of goods and services. A key feature of our loan transactions includes:

Flexible APRs.    We offer loan products with a range of annual percentage rates (“APRs”). The weekly payments for the customers, on average, are in-line with the lease purchase transaction.

Key Trends Driving the Industry

Over 50% of U.S. households with income between $50,000 and $100,000 with a credit card were also carrying a card balance, according to a May 2023 Federal Reserve report. Recently, demographic and socioeconomic trends have driven demand from these consumers, including a decline of purchasing power as inflation surpassed wage growth and with credit card balances reaching record highs. As of the third quarter of 2023, unsecured personal loan balances have reached a record high of $241 billion. Technology advances have enabled “instant” underwriting both in-store and online. Non-prime consumers recognize that they have more convenient options to acquire both secured and unsecured liquidity for goods and services. In addition, leading retailers are continuing to embrace “save the sale” financing.

Our Growth and Expansion Strategies

Like many industries, the internet and other technology is transforming the sub-prime leasing and finance industry. We have positioned ourselves to take advantage of this transformation by focusing on the expansion online and into mainstream retail and e-tail. Through its strategic sales channels, we believe we can expand our originations. Our proprietary technology automates the process of consumers receiving spending limits and originating leases or loans within minutes. Our primary sales channels, which include B2C and B2B channels are illustrated below:

We believe we have created a unique platform in which our B2B and B2C sales channels complement each other. For our B2C channels, we directly market to our consumers LTO opportunities at FlexShopper.com, where they can choose from more than 100,000 of the latest products shipped directly to them by some of the nation’s largest retailers, distributors, and manufacturers. This generates sales for our retail partners, which encourages them to incorporate our B2B solutions into their online and in-store sales channels. The lease originations by our retail partners using our B2B channels, which have low customer acquisition cost to us, subsidize our B2C customer acquisition costs. Meanwhile, our B2C marketing promotes FlexShopper.com, which provides incremental sales for our retail partners, as well as benefiting our FlexShopper.com business.

To achieve our goal of being the preeminent “pure play” virtual LTO leader, we are executing the following growth strategies:

Continue to grow FlexShopper into a dominant brand.    Given strong consumer demand and organic growth potential for our liquidity solutions, we believe that significant opportunities exist to expand our presence within current markets via existing marketing channels. As non-prime consumers become increasingly familiar and comfortable with our retail partnerships, online marketplace and mobile solutions, we plan to capture the new business generated as they migrate away from less convenient, legacy options.

Expand the range of customers served.    We continue to evaluate new product and market opportunities that fit into our overall strategic objective of delivering next-generation retail, online and mobile platforms that span the non-prime/near-prime credit spectrum. For example, we are evaluating risk-based pricing products to expand our approval rates. By improving our analytics to effectively underwrite and serve consumers within those segments of the non-prime credit spectrum that we do not currently reach, we lower our acquisition cost while maintaining asset quality. We believe the current generation of our underwriting model is performing well and will continue to improve over time as its data set expands.

Pursue additional strategic retail partnerships.    We intend to continue targeting regional and national retailers to expand our B2B sales channels. As illustrated in the diagram above, we believe we have the best omnichannel solution for retailers to “save the sale”. In retail, the phrase “save the sale” means offering consumers other liquidity options when they do not qualify for traditional credit. We expect these partnerships to provide us with access to a broad range of potential new customers, with low customer acquisition costs.

Pursue additional liquidity partnerships.    We have partnered with other providers of consumer liquidity both through direct integrations and through other technology partners to increase approval rates and conversion rates. These partners have an appetite for providing consumers with purchasing power based on different product types, amounts and consumer risk at different price points. By providing our applicants with access to these other payment options, we increase the total conversion rate while also providing our retail partners with increased sales.

Expand our relationships with existing customers and retail partners.    Customer acquisition costs represent one of the most significant expenses for us due to our high percentage of online customers. In comparison, much lower acquisition costs are incurred for customers acquired through our retail partnerships. We will seek to expand our strong relationships with existing customers by providing qualified customers with increased spending limits or offering other products and services to them, as well as seek to grow our retail partnerships to reduce our overall acquisition cost. In addition, by encouraging additional repeat customers, we lower our acquisition cost for each new lease or loan and increase our lifetime value of each customer.

Continue to optimize marketing across all channels.    Since we began marketing our services to consumers in 2014, we have made significant progress in targeting our customers and lowering our digital customer acquisition costs. Our efforts have been across different media including direct response television and digital channels such as social media, email and search engines.

Competition and our Competitive Strengths

Providing liquidity to the non-prime consumer industry is highly competitive. Our operation competes with other national, regional and local LTO and consumer finance businesses, as well as with rental stores that do not offer their customers a purchase option. Some of these companies have, or may develop, systems that enable consumers to obtain through online facilities both leases and loans, in a manner similar to that provided by our proprietary technology. We believe the following competitive strengths differentiate us:

Underwriting and Risk Management.    We have made substantial investments in our underwriting technology and analytics platforms to support rapid scaling, innovation and regulatory compliance. Our team of data scientists and risk analysts uses our risk infrastructure to build and test strategies across the entire underwriting process, using alternative credit data, device authentication, identity verification and many more data elements. We believe our real-time proprietary technology and risk analytics platform is better than those of our competitors in underwriting online consumers and consumer electronics because of the significant historical data we have acquired since 2014. Most of our peers focus on in-store consumers that acquire furniture and appliances, which we believe are easier to underwrite, based on our own experience. Additionally, all of our applications are processed instantly with approvals and spending limits provided within seconds of submission.

LTO Products for Consumers and Retailers.    We have made substantial investments in our custom e-commerce platform to provide consumers with the greatest selection of popular brands delivered by many of the nation’s largest retailers, including Best Buy, Amazon and Walmart. Our platform is custom-built for online LTO transactions, which include underwriting our consumers, serving them LTO leases, syncing and communicating with our partners to fulfill orders and all front- and back-end customer relationship management functions, including collections and billing. The result is a comprehensive technology platform that manages all facets of our business and enables us to scale with hundreds of thousands of visitors and products.

We have made substantial inroads creating relationships with distributors and manufacturers to increase the amount of retail margin on our marketplace while still maintaining drop-ship capabilities and maintaining our zero-inventory policy. Offering brand name goods that provide us with both the lease economics as well as the retailer economics should increase gross profit margins.

In retail, the phrase “save the sale” means offering consumers other finance options when they do not qualify for traditional credit. We believe that we have the best omnichannel solution for retailers to “save the sale” with LTO options. We believe no competitor has a LTO marketplace that provides retailers incremental sales with no acquisition cost. Additionally, compared to our peers, our product for consumers requires fewer application fields. We believe this leads to more in-store and online sales. Further, by partnering with other liquidity providers, we are creating more sales and a greater conversion rate for our retail partners.

Scalable Model.    Our online presence and our instant underwriting process for all consumer channels allows us to scale easily. We can onboard new retailers and our retail partners can onboard new locations without meaningful additional resources.

Sales and Marketing.    In our B2C channels, we use a multi-channel, analytics-powered approach to marketing our products and services, with both broad-reach and highly targeted channels, including television, digital, and marketing affiliates. The goal of our marketing is to promote our brand and primarily to directly acquire new customers at a targeted acquisition cost. We use television advertising supported by our internal analytics and media buys from a key agency to drive and optimize website traffic and lease originations. Our online marketing efforts include pay-per-click, keyword advertising, search engine optimization, marketing affiliate partnerships, social media programs and mobile advertising integrated with our operating systems and technology from vendors that allow us to optimize customer acquisition tactics within the daily operations cycle. We measure and monitor website visitor usage metrics and regularly test website design strategies to improve customer experience and conversion rates. In our B2B channels, we use internal business development personnel and technology partners that focus on engaging retailers and e-retailers to use our services. This includes promoting FlexShopper at key trade shows and conferences.

Information Systems.    We use computer-based management information systems to facilitate our entire business model, including underwriting, processing transactions through our sales channels, managing collections and monitoring leased inventory and loan portfolio. In addition, we have a customer service and call center to facilitate inbound and outbound calls. Through the use of our proprietary software developed in-house, each of our retail partners uses our online merchant portal that automates the process of consumers receiving spending limits and entering into leases for durable goods or loans within minutes. The management information system generates reports that enable us to meet our financial reporting requirements.

Risks of Investing

Investing in our securities involves substantial risks. Potential investors are urged to read and consider the risk factors relating to an investment in the common stock set forth under “Risk Factors” beginning on page 10 of this prospectus and those incorporated by reference from our 2023 Annual Report, our Latest Form 10-Q and our other filings with the SEC, before making an investment decision with respect to our securities.

Corporate Information

FlexShopper was incorporated under the laws of the State of Delaware in 2006. FlexShopper is a holding corporation that conducts its LTO business through its wholly-owned subsidiary, FlexShopper, LLC, a limited liability company organized under the laws of North Carolina in 2013 and conducts its lending business through its wholly-owned subsidiary Flex Revolution, LLC, a limited liability company organized under the laws of Delaware in October 2022. FlexShopper, LLC wholly owns, directly or indirectly, two Delaware subsidiaries, FlexShopper 1, LLC and FlexShopper 2, LLC.

Our executive offices are located at 901 Yamato Road, Suite 260, Boca Raton, Florida 33431, and our telephone number is (855) 353-9289. We maintain a corporate website at https://www.flexshopper.com. The information contained in, or accessible through, our corporate website does not constitute part of this prospectus.

For a complete description of our business, financial condition, results of operations and other important information, please read our filings with the SEC that are incorporated by reference in this prospectus, including our 2023 Annual Report and Latest Quarterly Report on Form 10-Q. For instructions on how to find copies of these documents, please read “Where You Can Find Additional Information.”

Investors and others should also note that we use social media to communicate with our customers, retailer network and the public about our company, our services, new product developments and other matters. Any information that we consider to be material to an investor’s evaluation of our company will be included in filings accessible through the SEC website and may also be disseminated using our investor relations website (https://flexshopper.com) and press releases. However, we encourage investors, the media and others interested in our company to also review our social media channels @flexshopper on Twitter and FlexShopper on Facebook, YouTube and Instagram. The information contained in these social media channels is not part of and is not incorporated herein.

The Rights Offering

Subscription Rights

We are distributing, at no charge, non-transferable subscription rights (the “Subscription Rights”) entitling holders of our common stock and holders of our series 1 convertible preferred stock and series 2 convertible preferred stock as of the record date of 5:00 p.m., Eastern time, on December 2, 2024, to purchase units at a subscription price equal to $1.70 per unit (the “Unit Subscription Price”).

Holders will receive two Subscription Rights for each share of our common stock beneficially owned or issuable upon conversion of our preferred stock as of the record date. Your Subscription Rights will consist of:

•        your basic subscription right, which will entitle you to purchase one unit for each Subscription Right; and

•        your over-subscription privilege, which will be exercisable only if you exercise your basic subscription right in full and will entitle you to purchase additional units for which other rights holders do not subscribe, subject to pro rata allocation of those additional units to participating rights holders in proportion to the number of over-subscription units for which they subscribed.

Units

Each unit will consist of:

•        one share of common stock;

•        one series A common stock purchase right (“Series A Right”), exercisable for one share of common stock at an exercise price equal to the higher of (i) the Unit Subscription Price or (ii) 90% of the VWAP of our common stock over the last three trading days prior to the expiration date of the Series A Rights, which is 30 days following the closing date of the subscription offering, but in any event not to exceed 150% of the Unit Subscription Price;

•        one series B common stock purchase right (“Series B Right”), exercisable for one share of common stock at an exercise price equal to the higher of (i) the Unit Subscription Price or (ii) 87.5% of the VWAP of our common stock over the last three trading days prior to the expiration date of the Series B Rights, which is 60 days following the closing date of the subscription offering, but in any event not to exceed 200% of the Unit Subscription Price; and

•        one series C common stock purchase right (“Series C Right”), exercisable for one share of common stock at an exercise price equal to the higher of (i) the Unit Subscription Price or (ii) 85% of the VWAP of our common stock over the last three trading days prior to the expiration date of the Series C Rights, which is 90 days following the closing date of the subscription offering, but in any event not to exceed 250% of the Unit Subscription Price.

Shares of our common stock and the Series Rights comprising the units may only be purchased as a unit but will be issued separately. The Subscription Rights and the Series Rights will be exercisable commencing on their date of issuance and are exercisable for cash only in U.S. dollars. If at the expiration date of each of the Series Rights, the exercise price as determined above is lower than the initial maximum amount paid (e.g., 150%, 200% or 250% of the Unit Subscription Price for the Series A Rights, Series B Rights and Series C Rights, respectively), any excess subscription amount paid by a holder will be promptly returned to the holder, without interest or penalty.

Exercise of Subscription Rights

The Subscription Rights, consisting of basic subscription rights and over-subscription privileges, may be exercised at any time during the subscription period, which commences on December 3, 2024 and expires at 5:00 p.m., Eastern time, on December 20, 2024, unless we extend or terminate this offering. Once made, all exercises of Subscription Rights are irrevocable. If and to the extent there are unsubscribed units upon the expiration of the offering of the Subscription Rights, NRNS Capital Holdings LLC (“NRS”), the manager of which is Howard S. Dvorkin, our Chairman, has indicated to us that it may purchase up to approximately $10.6 million of units through the conversion into units of the outstanding principal and accrued interest under the subordinated promissory notes payable by us to NRNS. These notes have been issued to NRNS to supplement our credit facilities. All units sold to NRNS will be at the same price and on the same terms as this offering.

We may extend the offering for the Subscription Rights for one or more additional periods in our sole discretion to no later than January 21, 2025. We will announce any extension in a press release issued no later than 9:00 a.m., Eastern time, on the business day after the most recently announced expiration date. If we extend the offering, all basic subscription rights and over-subscription privileges exercised during the extension period will be filled on a first-come, first-serve basis.

Subscription Rights may only be exercised in aggregate for whole numbers of units. Only whole numbers of shares of common stock and Series Rights exercisable for whole numbers of shares will be issuable to you in this offering; any right to a fractional share to which you would otherwise be entitled will be terminated, without consideration to you.

Series A Rights, Series B Rights and Series C Rights may be exercised commencing on their date of issuance and continuing, respectively, 30, 60 and 90 days following the closing date of the Subscription Rights offering.

Transferability

Subscription Rights.    The Subscription Rights are evidenced by a subscription certificate and are non-transferable. The Subscription Rights will not be listed for trading on The Nasdaq Capital Market or any other securities exchange or trading market.

Units.    Shares of our common stock and the Series Rights comprising the units may only be purchased as a unit but will be issued separately. Units will not be issued as a separate security and will be non-transferable.

Common Stock.    Shares of common stock included in units will be separately transferable following their issuance. All of the shares of common stock issued in this offering upon exercise of the Subscription Rights and the Series Rights are expected to be listed on The Nasdaq Capital Market under the symbol “FPAY.”

Series Rights.    The Series Rights are evidenced by a subscription certificate for each such right and are non-transferable. The Series Rights will not be listed for trading on The Nasdaq Capital Market or any other securities exchange or trading market.

Use of Proceeds

Assuming the sale of all offered units and no exercise of the Series Rights, we estimate our net proceeds from this offering will total approximately $55.9 million, after deducting fees and expenses of Moody Capital, as dealer-manager, and our other estimated offering expenses. If the Series Rights are exercised at the Unit Subscription Price (assuming that stockholders exercise Subscription Rights for all the units that we are offering), we will receive additional gross proceeds from this offering of approximately $59.5 million from the sale of the remaining 35,000,000 shares available. We intend to use the net proceeds from this offering to (i) provide funding for the repurchase of our series 2 convertible preferred stock from B2 FIE V LLC, (ii) reduce a portion of the outstanding balance under our credit facility with Waterfall Asset Management, LLC (“Waterfall”), (iii) finance the costs of potential acquisitions or investments in competitive and complementary payment solution businesses, and (iv) apply the balance for working capital and general corporate purposes. In the event we raise less than approximately $20.0 million in gross cash proceeds in this offering, we expect to prioritize the use of the net proceeds of this offering for funding the repurchase of our series 2 convertible preferred stock and reducing the outstanding balance under our credit agreement. Any additional net proceeds will be used for further reducing the outstanding balance under our credit agreement, as well as financing potential business acquisitions and for general corporate purposes. See “Use of Proceeds” for a more detailed description of the intended uses of the net proceeds from this offering.

Subscription Information

In order to obtain subscription information, you should contact:

•        MacKenzie Partners, Inc., which will act as the information agent in connection with this offering, by telephone at (212) 929-5500 (bankers and brokers) or (800) 322-2885 (all others) or by email at rightsoffer@mackenziepartners.com; or

•        your broker-dealer, trust company or other nominee (including any mobile investment platform) where your Subscription Rights are held.

Subscription Procedures

In order to exercise your Subscription Rights, including your over-subscription privilege, and your Series Rights, you should deliver a completed subscription certificate and/or Series Rights certificate and the required payments in U.S. dollars to Continental Stock Transfer & Trust Company, the subscription agent for this offering by the applicable expiration date.

Important Dates

Set forth below are important dates for this offering:

Dates*
Record date	December 2, 2024
Commencement date	December 3, 2024

SUBSCRIPTION RIGHTS
Deadline for delivery of subscription certificates and payment of unit subscription price	December 20, 2024
Expiration date for Subscription Rights	December 20, 2024
Extension period (if any)	January 21, 2025

SERIES A RIGHTS
Deadline for delivery of subscription certificates and payment of exercise price	January 21, 2025
Expiration date for Series A Rights	January 21, 2025

SERIES B RIGHTS
Deadline for delivery of subscription certificates and payment of exercise price	February 18, 2025
Expiration date for Series B Rights	February 18, 2025

SERIES C RIGHTS
Deadline for delivery of subscription certificates and payment of exercise price	March 20, 2025
Expiration date for Series C Rights	March 20, 2025

____________

*        This time schedule assumes that the subscription offering will be completed by its original expiration date. To the extent the subscription period for the Subscription Rights is extended, all following dates will be adjusted accordingly. See “The Rights Offering — Expiration of Offer.”

RISK FACTORS

Investing in our securities involves a high degree of risk. You should consider and read carefully all of the risks and uncertainties described below, as well as other information contained in this prospectus, before making an investment decision with respect to our securities. The occurrence of any of the following risks or those incorporated by reference, or additional risks and uncertainties not presently known to us or that we currently believe to be immaterial could materially and adversely affect our business, financial condition, results of operations or cash flows. In any such case, the trading price of common stock could decline, and you may lose all or part of your investment. This prospectus also contains forward-looking statements and estimates that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of specific factors, including the risks and uncertainties described below and those incorporated by reference.

Risks Related to the Rights Offering

This offering may cause the price of common stock to decline, and the price may not recover for a substantial period of time, or at all.

The Unit Subscription Price of units in this offering, together with the number of shares of common stock we propose to issue and ultimately will issue in the offering (including the number of additional shares of common stock we propose to issue and ultimately will issue upon exercise of the Series Rights), may result in an immediate decrease in the market value of our common stock. We cannot predict the effect, if any, that the availability of shares for future sale will have on the market price of common stock from time to time. General market price declines or market volatility in the future as a result of the offering could adversely affect the price of our common stock, causing the price of our common stock to fluctuate significantly and making it difficult for you to resell your shares of common stock when you want or at a price you find attractive. If the market price of common stock falls, you may have irrevocably committed to buy shares of common stock in this offering at an effective price per share greater than the prevailing market price. Further, if a substantial number of Subscription Rights are exercised and the exercising rights holders choose to sell some or all of the shares purchased either directly or upon the exercise of their Series Rights, the resulting sales could depress the market price of common stock. We cannot assure you that the market price of common stock will not decline prior to the expiration of this offering or that, after shares of common stock are issued upon exercise of the Subscription Rights, you will be able to sell shares of common stock purchased in the offering at a price greater than or equal to the effective price paid in the offering. The Unit Subscription Price determined for the subscription offering may not be indicative of the fair value of common stock.

The Unit Subscription Price determined for this offering may not be indicative of the fair value of common stock.

The Unit Subscription Price was set by our board of directors, and you should not consider the Unit Subscription Price as an indication of the fair value of our common stock. The Unit Subscription Price does not necessarily bear any relationship to the book value of our assets, net worth, past operations, cash flows, earnings/losses, financial condition or any other established criteria for fair value. The market price of our common stock could decline during or after this offering, and you may not be able to sell shares of common stock purchased in the offering, including shares of common stock issuable upon the exercise of the Series Rights, at a price equal to or greater than the effective price paid in the offering, or at all.

Your interest in our company may be diluted as a result of the offering.

If you do not fully exercise your basic subscription rights or some or all of your Series Rights, you will, at the completion of this offering, own a smaller proportional interest in our company on a fully diluted basis than would have been the case if you had fully exercised your basic subscription rights or such Series Rights. The magnitude of the reduction of your percentage ownership will depend upon the extent to which you and others subscribe in the offering. Based on shares outstanding as of November 29, 2024, after giving effect to this offering (assuming the sale of all offered units and no exercise of the Series Rights included in the units), we would have up to 56,461,489 shares of common stock outstanding, representing an increase in outstanding shares by approximately 163%.

The Subscription Rights, Units and Series Rights are non-transferable and thus there will be no market for them.

You cannot transfer or sell your Subscription Rights, units or Series Rights to anyone else. We do not intend to list such securities for trading on any securities exchange or trading market.

Holders of the Series Rights issued in this offering will have no rights as holders of common stock until they exercise their Series Rights and acquire the common stock.

Until holders of the Series Rights issued in this offering acquire the shares of common stock upon exercise of such Series Rights, they will have no rights with respect to the shares of common stock issuable upon the exercise of such Series Rights. Upon exercise of the Series Rights, the holders thereof will be entitled to exercise the rights of the holders of our common stock only as to matters for which the record date occurs after the exercise date of the Series Rights.

The market price of common stock may never exceed the exercise price of the Series Rights.

The Series Rights will be exercisable commencing on their date of issuance and expire on their respective expiration date. The market price of common stock may never exceed the exercise price of the Series Rights prior to their date of expiration. Any Series Rights not exercised by their date of expiration will expire without residual value to holders.

During the period immediately following the expiration of this offering, you may not be able to resell any shares of common stock that you purchase in the offering or upon exercise of your Series Rights.

If you exercise your Subscription Rights, you may not be able to resell shares of common stock purchased by exercising your Subscription Rights, or shares of common stock issued to you upon the exercise of your Series Rights, until you (or your broker or other nominee) have received a book-entry representing the underlying shares. Although we will endeavor to issue the book entries promptly, there may be some delay between the expiration date of this offering, or the exercise date of your Series Rights and the time that we issue the book-entry statements.

In addition, to the extent you are an affiliate, as defined in Rule 144 under the Securities Act, the resale of shares of common stock by you will be subject to certain restrictions, including volume limitations, under Rule 144.

We may have broad discretion in the use of a portion of the net proceeds from this offering and may not use those net proceeds effectively.

Assuming the sale of all offered units and no exercise of the Series Rights, we estimate our net proceeds from this offering will total approximately $55.9 million, after deducting fees and expenses of Moody Capital, as dealer-manager, and our other estimated offering expenses. If the Series Rights are exercised at the Unit Subscription Price (assuming that stockholders exercise Subscription Rights for all the units that we are offering), we will receive additional gross proceeds from this offering of approximately $59.5 million from the sale of the remaining 35,000,000 shares available. We intend to use the net proceeds from this offering to (i) provide funding for the repurchase of our series 2 convertible preferred stock from B2 FIE V LLC, (ii) reduce a portion of the outstanding balance under our credit facility with Waterfall, (iii) finance the costs of potential acquisitions or investments in competitive and complementary payment solution businesses, and (iv) apply the balance for working capital and general corporate purposes. In the event we raise less than approximately $20.0 million in gross cash proceeds in this offering, we expect to prioritize the use of the net proceeds of this offering for funding the repurchase of our series 2 convertible preferred stock and reducing the outstanding balance under our credit agreement. Any additional net proceeds received from the exercise of the Series Rights will be used for further reducing the outstanding balance under our credit agreement, as well as financing potential business acquisitions and for general corporate purposes. However, our management will have broad discretion in the application of the net proceeds, and we may spend or invest the net proceeds in a way with which stockholders disagree. The failure by management to apply these funds effectively could harm our business and financial condition. Pending their use, we may invest the net proceeds in a manner that does not produce income or that loses value.

If we terminate this offering, neither we nor the subscription agent for the offering will have any obligation to you except to promptly return your subscription payments.

We may terminate this offering at any time. If we do, neither we nor the subscription agent for the offering will have any obligation to you with respect to Subscription Rights or the Series Rights that you have exercised, other than to promptly return, without interest or deduction, the subscription payment you delivered to the subscription agent.

If you do not act on a timely basis and follow subscription instructions, your exercise of Subscription Rights or the Series Right may be rejected.

Holders of common stock who desire to purchase units in this offering or exercise their Series Rights to purchase shares of common stock must act on a timely basis to ensure that all required forms and payments are actually received by the subscription agent for the offering prior to 5:00 p.m., Eastern time, on the applicable expiration date, unless this offering is extended. If you are a beneficial owner of shares of common stock and you wish to exercise your Subscription Rights or Series Rights, you must act promptly to ensure that your broker, custodian bank or other nominee (including any mobile investment platform) acts for you and that all required forms and payments are actually received by your broker, custodian bank or other nominee (including any mobile investment platform) in sufficient time to deliver such forms and payments to the subscription agent in order to exercise your Subscription Rights or Series Rights by 5:00 p.m., Eastern time, on the applicable expiration date, unless extended. We will not be responsible if your broker, custodian or nominee (including any mobile investment platform) fails to ensure that all required forms and payments are actually received by the subscription agent in a timely manner.

If you fail to complete and sign the required subscription forms, send an incorrect payment amount, or otherwise fail to follow the subscription procedures that apply to your exercise of the Subscription Rights and Series Rights, the subscription agent for the offering may, depending on the circumstances, reject your subscription or accept it only to the extent of the payment received. Neither we nor the subscription agent undertakes to contact you concerning an incomplete or incorrect subscription form or payment, nor are we or the subscription agent under any obligation to correct such forms or payment. We have the sole discretion to determine whether a subscription exercise properly follows the subscription procedures.

You may not receive all of the units for which you subscribe under the over-subscription privilege.

Holders who fully exercise their basic subscription rights will have the right, pursuant to their over-subscription privileges, to purchase additional units to the extent other rights holders do not exercise their basic subscription rights in full. Over-subscription privileges will be allocated pro rata among rights holders who over-subscribe, based on the number of over-subscription units for which the holders have subscribed. We cannot guarantee that you will receive all, or a significant portion, of the units for which you subscribe pursuant to your over-subscription privilege as all basic subscription rights exercised will be honored first and all over-subscription privileges will be honored second. Over-subscription privileges are subject to pro rata allocation of those additional units to participating rights holders in proportion to the number of over-subscription units for which they subscribed.

If the number of units allocated to you is less than your subscription request, the excess funds held by the subscription agent on your behalf will be promptly returned to you, without interest or penalty, after this offering has expired, and we will have no further obligations to you.

Your receipt of Subscription Rights may be treated as a taxable dividend to you.

The U.S. federal income tax law governing transactions such as this offering is complex and does not speak directly to the consequences of certain aspects of the offering. Although we do not believe a stockholder’s receipt of Subscription Rights pursuant to the offering should be treated as a taxable distribution for U.S. federal income tax purposes, our position is not binding on the IRS or the courts. If this position were finally determined by the IRS or a court to be incorrect, your receipt of Subscription Rights may be treated as the receipt of a distribution equal to the fair market value of the rights, and may result in taxable dividend income to the extent of our current and accumulated earnings and profits, with any excess being treated as a return of basis to the extent thereof and then as capital gain. See “Material U.S. Federal Income Tax Considerations.”

Our ability to use net operating loss carryforwards to offset future taxable income may be subject to certain limitations.

As of December 31, 2023, we had federal and state net operating loss (“NOL”) carryforwards of $72,697,376 and $21,800,909, respectively, available to offset future income. Our federal loss carryforwards do not expire. However, these NOL carryforwards may be subject to annual limitations under Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”) due to ownership changes that could impact future realization.

In general, if an ownership change occurs for the purpose of Section 382 of the Code, our ability to use NOL carryforwards and certain credits to reduce tax payments will be generally limited to an annual amount based on the fair market value of our stock immediately prior to the ownership change multiplied by the long-term tax-exempt rate. The determination of whether an ownership change has occurred for the purpose of Section 382 of the Code is complex. Generally, a corporation will have undergone an ownership change if shareholders owning at least 5% of the stock have increased their collective holdings by more than 50% during the prior three-year period. The rights offering is not currently expected to result in an ownership change, but it may increase the likelihood that we undergo an ownership change for purposes of Section 382 of the Code in the future, which would limit our ability to use any NOL carryforwards as described above. Moreover, no assurances can be given that an ownership change under Section 382 of the Code has not occurred prior to the rights offering or will not occur as a result of the rights offering. If all stockholders do not exercise in full their Subscription Rights, Series A Rights, Series B Rights or Series C Rights, the purchase of shares of our common stock may result in a shift in this beneficial ownership that would trigger an ownership change with respect to our stock. See “The Rights Offering — Limitation on the Purchase of Units” for a description of certain limitations on purchase.

Moody Capital, as dealer-manager, is not acting as an underwriter.

Moody Capital will act as dealer-manager for this offering and, in that capacity, will provide marketing assistance in connection with this offering. Moody Capital is not underwriting this offering. Moody is not making any recommendation with respect to such Subscription Rights (including with respect to the exercise or expiration of such Subscription Rights), shares of common stock or Series Rights. Moody Capital will not be subject to any liability to us in rendering services to us except for an act involving bad faith, willful misconduct or gross negligence.

Because we do not have a standby purchase agreement, backstop commitment or similar arrangement in connection with this offering, the net proceeds we receive from the offering may be less than we intend.

We have currently not entered into any standby purchase agreement, backstop commitment or similar arrangement in connection with this offering, other than NRNS’s indication to purchase up to approximately $10.6 million of units through the conversion into units of the outstanding principal and accrued interest under the subordinated promissory notes payable by us to NRNS, if and to the extent there are unsubscribed units upon the expiration of the offering of the Subscription Rights. We therefore cannot assure you that any of our stockholders will exercise all or any part of their Subscription Rights. If rights holders subscribe for fewer units than anticipated, the net proceeds we receive from this offering could be significantly reduced. Regardless of whether this offering is fully subscribed or we do enter into a standby purchase agreement, backstop commitment or similar arrangement, we may need to raise additional capital in the future.

We may in the future enter into a standby purchase agreement, backstop commitment or similar arrangement in connection with this offering if we are able to negotiate commercially reasonable terms with a standby purchaser or backstop purchaser. We cannot assure you that such an arrangement will be available on commercially reasonable terms and if we are unable to negotiate commercially reasonable terms for a standby purchase agreement, backstop commitment or similar arrangement in connection with this offering we would not enter into such an arrangement. In the event we enter into a standby purchase agreement, backstop commitment or similar arrangement in connection with this offering we will file a Current Report on Form 8-K with a summary of the terms of such arrangement.

We have not paid dividends and do not expect to pay dividends in the future. Any return on investment may be limited to the value of our common stock.

We have not paid cash dividends on our common stock and do not anticipate doing so in the foreseeable future. The payment of dividends on our common stock will depend on earnings, financial condition and other business and economic factors affecting us at such time as our board of directors may consider relevant. If we do not pay dividends, our common stock may be less valuable because a return on your investment will only occur if our stock price appreciates. We are additionally restricted under our Credit Agreement from declaring or making any dividends in cash or stock, subject to certain limited permitted dividend payments assuming we have positive net income and there is no existing default or event of default thereunder.

Because you may not revoke or change your exercise of the Series Rights, you could be committed to buying shares above the prevailing market price at the time this offering is completed.

Once you exercise your Series Rights, you may not revoke or change the exercise. The market price of our common stock may decline before the Series Rights expire. If you exercise your Series Rights, and, afterwards, the market price of our common stock decreases below the Unit Subscription Price, you will have committed to buying shares of our common stock at a price above the prevailing market price and could have an immediate unrealized loss.

Our common stock is traded on The Nasdaq Capital Market under the symbol “FPAY.” The closing price of the common stock on November 29, 2024 was $1.98 per share. There can be no assurances that the market price of our common stock will equal or exceed the Unit Subscription Price at the time of exercise or at the expiration of this offering.

Because the Series Rights are executory contracts, they may have no value in a bankruptcy or reorganization proceeding.

In the event a bankruptcy or reorganization proceeding is commenced by or against us, a bankruptcy court may hold that any then-unexercised Series Rights are executory contracts subject to rejection by us with the approval of a bankruptcy court. As a result, even if we have sufficient funds, holders may not be entitled to receive any consideration for their Series Rights or may receive an amount less than they would be entitled to if they had exercised their Series Rights prior to the commencement of any such bankruptcy or reorganization proceeding.

Our executive officers may face clawback and compliance obligations, including insider trading restrictions, which could impact our business, financial position and reputation.

Our executive officers may be subject to repayment obligations if we are required to restate our financials due to material noncompliance with financial reporting requirements. In compliance with the Dodd-Frank Act, FlexShopper has adopted a clawback policy that allows us to recover certain incentive-based compensation from executive officers in the event of such a restatement, which could affect executive compensation and impact our financial position. The enforcement of this policy may also affect our ability to attract and retain qualified executives, and any required restatement could harm our business, reputation and stock price.

In addition, FlexShopper is committed to preventing unlawful trading through its Insider Trading Policy, which applies to all directors, officers, employees and consultants. This policy prohibits transactions based on material nonpublic information, includes mandatory blackout periods, and requires pre-clearance for senior personnel. Any violation of this policy could result in legal and reputational harm, including potential fines and penalties, and negatively impact our business and shareholder value.

Risks Related to our Business

Investors should carefully consider the risks and uncertainties and all other information contained or incorporated by reference in this prospectus, including the risks and uncertainties discussed under “Risk Factors” in our 2023 Annual Report, as may be amended from time to time, and in subsequent filings that are incorporated herein by reference. All these risk factors are incorporated by reference herein in their entirety. These risks and uncertainties are not the only ones facing us. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment. This prospectus and the incorporated documents also contain forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks mentioned in this prospectus

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 or the Securities Act, Section 21E of the Securities Exchange Act of 1934 or the Exchange Act, and the Private Securities Litigation Reform Act of 1995. Forward-looking statements are those that reflect our current views with respect to future events and financial performance, and all statements other than statements of historical fact are statements that are, or could be, deemed forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “might,” “will,” “intend,” “should,” “could,” “can,” “would,” “believe,” “expect,” “seek,” “anticipate,” “intend,” “estimate,” “plan,” “target,” “project,” “forecast,” “envision” or the negative of these terms, and other similar phrases. All statements contained in this prospectus and any prospectus supplement regarding future financial position, sales, costs, earnings, losses, cash flows, other measures of results of operations, capital expenditures or debt levels and plans, objectives, outlook, targets, guidance or goals are forward-looking statements.

You should not place undue reliance on our forward-looking statements because they are not guarantees of future performance or expectations, and involve risks and uncertainties. Our forward-looking statements are based on the information currently available to us and speak only as of the date on the cover of this prospectus, the date of any prospectus supplement, or, in the case of forward-looking statements incorporated by reference, the date of the filing that includes the statement. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements relate to future events or our future operational or financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. Except as required by applicable law, we assume no obligation, and disclaim any obligation, to update forward-looking statements whether as a result of new information, events or otherwise.

The forward-looking statements contained in this prospectus are set forth principally in “Risk Factors” above, and in “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and other sections in our 2023 Annual Report and in “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Risk Factors” and other sections in our Latest Form 10-Q. In addition, there may be events in the future that we are not able to predict accurately or control which may cause actual results to differ materially from expectations expressed or implied by forward-looking statements. Please consider our forward-looking statements in light of these risks as you read this prospectus and any prospectus supplement.

QUESTIONS AND ANSWERS RELATING TO THIS OFFERING

The following are examples of what we anticipate will be common questions about this offering. The answers are based on selected information included elsewhere in this prospectus. The following questions and answers do not contain all of the information that may be important to you and may not address all of the questions that you may have about this offering. This prospectus, including the documents we incorporate by reference, contains more detailed descriptions of the terms and conditions of this offering and provides additional information about our company and our business, including potential risks related to our business, the offering and common stock.

What is the offering?

We are distributing, at no charge, non-transferable subscription rights (the “Subscription Rights”) entitling holders of our common stock and holders of our series 1 convertible preferred stock and series 2 convertible preferred stock as of the record date of 5:00 p.m., Eastern time, on December 2, 2024, to purchase units at a subscription price equal to $1.70 per unit (the “Unit Subscription Price”).

What securities comprise the units?

Each unit consists of one share of common stock, one series A common stock purchase right (the “Series A Right”), one series B common stock purchase right (the “Series B Right”), and one series C common stock purchase right (the “Series C Right” and, collectively with the Series A Right and Series B Right, the “Series Rights”), with each of the Series Rights entitling the holder to purchase one share of our common stock commencing upon the date of issuance. Shares of common stock and Series Rights comprising a unit may only be purchased as a unit but will be issued separately. The Subscription Rights, units, and Series Rights are non-transferrable. We refer to the offering of the Subscription Rights and the Series Rights as the “offering.”

What are the terms of the Series Rights included in the units?

Each of the Series Rights is exercisable commencing on their date of issuance at an exercise price equal to the higher of (x) the Unit Subscription Price or (y) (i) in the case of the Series A Rights, 90% of the VWAP of our common stock over the last three trading days prior to the expiration date of the Series A Rights, which is 30 days following the closing date of the subscription offering, but in any event not to exceed 150% of the Unit Subscription Price, (ii) in the case of the Series B Rights, 87.5% of the VWAP of our common stock over the last three trading days prior to the expiration date of the Series B Rights, which is 60 days following the closing date of the subscription offering, but in any event not to exceed 200% of the Unit Subscription Price, and (iii) in the case of the Series C Rights, 85% of the VWAP of our common stock over the last three trading days prior to the expiration date of the Series C Rights, which is 90 days following the closing date of the subscription offering, but in any event not to exceed 250% of the Unit Subscription Price, with the exercise price in each instance rounded down to the nearest whole cent. The Series Rights will be exercisable for cash only in U.S. dollars. If at the expiration date of the Series Rights, the exercise price as determined above is lower than the initial maximum amount paid, any excess subscription amount paid by a holder will be promptly returned to the holder, without interest or penalty.

Will the Series Rights be listed?

No. The Series Rights will not be listed for trading or any securities exchange or trading market.

What are the basic subscription rights?

For each basic subscription right held, each rights holder has the opportunity to purchase one unit at the Unit Subscription Price, provided that (a) basic subscription rights may be exercised in aggregate only to purchase whole numbers of units, (b) the total Unit Subscription Price payable upon any exercise of Subscription Rights will be rounded to the nearest whole cent and (c) only whole numbers of shares of common stock, Series Rights exercisable for whole numbers of shares will be issued to a holder in this offering, with any right to fractional share to which a holder would otherwise be entitled being terminated without consideration to the holder. We have granted to you, as a holder of common stock as of the record date, two basic subscription rights for each whole share of common stock you beneficially owned or issuable upon the conversion of a preferred stock owned. For example, if you owned 100 shares of common stock as of the record date, you would receive 200 basic Subscription Rights and would have the right to purchase 200 units, comprising 200 shares of common stock, Series A Rights to purchase 200 shares of common stock, Series B Rights to purchase 200 shares of common stock and Series C Rights to purchase 200 shares of common. If all of the Series Rights are exercised in full, you would receive a total of an additional 600 shares of common stock. You may exercise all, a portion or none, of your basic subscription rights. If you exercise fewer than all of your basic subscription rights, however, you will not be entitled to purchase any additional units pursuant to the over-subscription privilege. See “The Rights Offering — Limitation on the Purchase of Units” for a description of certain limitations on purchase and “— What is the over-subscription privilege?” below.

What is the over-subscription privilege?

If you exercise all of your basic subscription rights in the subscription offering, you will have the right, which we refer to as the over-subscription privilege, to purchase additional units that remain unsubscribed as a result of any unexercised basic subscription rights. We refer to the basic subscription rights and over-subscription privilege together as Subscription Rights. You should indicate on your subscription certificate, or the form provided by your nominee if your shares are held in the name of a nominee, how many additional units you would like to purchase pursuant to your over-subscription privilege. You are entitled to exercise your over-subscription privilege only if you exercise your basic subscription rights in full. If over-subscription requests exceed the number of units available, however, we will allocate the available units pro rata among rights holders who over-subscribed based on the number of over-subscription units for which they have subscribed. See “The Rights Offering — Limitation on the Purchase of Units” for a description of certain limitations on purchase and “The Rights Offering — Over-Subscription Privilege.”

To properly exercise your over-subscription privilege, you must deliver the subscription payment related to your over-subscription privilege before the Subscription Rights offering expires. Because we will not know the total number of unsubscribed units before the subscription offering expires, if you wish to maximize the number of units you purchase pursuant to your over-subscription privilege, you will need to deliver payment in an amount equal to the aggregate Unit Subscription Price for the maximum number of units available, assuming that no stockholder other than you has purchased any units pursuant to such stockholder’s basic subscription right and over-subscription privilege. Any excess subscription payments received by the subscription agent will be promptly returned without interest or penalty.

We do not intend to extend the subscription period for the subscription offering. If the subscription period is extended (the “extension period”), (i) all basic subscription rights exercised prior to the beginning of the extension period will be honored first, (ii) all over-subscription privileges exercised prior to the beginning of the extension period will be honored second, and (iii) all basic subscription rights and over-subscription privileges exercised during the extension period will be filled on a first-come, first-serve basis. Any subscription received during the extension period but after the date on which the Subscription Rights issued in the Subscription Rights are fully subscribed will not be allocated any units. The subscription agent will notify rights holder of the number of units, if any, allocated to each promptly after the completion of allocation process.

There is no over-subscription privilege applicable to the Series Rights.

May the Subscription Rights or Series Rights that I exercise be reduced for any reason?

We expect that there will be a sufficient number of units available to honor your basic subscription rights in full. As a result, if the subscription offering is completed, you will receive whole units to the full extent you have properly exercised your basic subscription rights in whole or in part for such whole units. Sufficient units may not be available to honor your request for additional units pursuant to the over-subscription privilege. If exercises of over-subscription privileges exceed the number of units available, we will allocate the available units pro-rata among rights holders who over-subscribed based on the number of over-subscription units for which the holders have subscribed.

The maximum number of shares of our common stock available for issuance in this offering is 70,000,000 shares. If at any time the issuance of shares pursuant to the exercise of the Subscription Rights or the Series Rights exceeds such share limitation, no additional shares will be issued, the offering will be terminated, and any outstanding rights will immediately expire and the amount subscribed for by each holder will be proportionally reduced.

In the event that the exercise by a holder of the basic subscription right or the over-subscription privilege could, as determined by us in our sole discretion, potentially result in a limitation on our ability to use net operating losses, tax credits and other tax attributes, which we refer to as the “Tax Attributes,” under the Internal Revenue Code of 1986, as amended, and rules promulgated by the Internal Revenue Service, we may, but are under no obligation to, reduce the exercise by such stockholder of the basic subscription right or the over-subscription privilege to such number of shares of common stock as we, in our sole discretion, shall determine to be advisable in order to preserve its ability to use the Tax Attributes.

Why are we conducting this offering?

We are conducting this offering as part of our strategic plan to raise funds aimed at accelerating our capital structure initiatives. By repurchasing preferred stock at a discount and reducing our outstanding debt, we will lower our preferred stock PIK (payment in kind) dividend accrued and debt interest expense and the offering will provide additional liquidity for addressing other general corporate needs. Our board of directors has approved this offering and has evaluated and determined the pricing and financial terms of the securities offered.

After careful review and analysis by our board of directors, we believe this offering is in the best interests of our company and its stockholders. However, the board is not making any recommendation regarding your exercise of the Subscription Rights and Series Rights.

The board considered and evaluated several factors related to this offering, including:

•        our current capital resources and indebtedness, and our future need for additional liquidity and capital;

•        our need for increased financial flexibility in order to enable us to achieve our business plan;

•        the size and timing of the offering and alternative securities to be offered;

•        the most effective use of proceeds to decrease dividends and interest expense;

•        the potential dilution to our current shareholders if they choose not to participate in the offering;

•        the impact on our cumulative net operating losses and their potential limitation;

•        the non-transferability of the Subscription Rights; and

•        alternatives available for raising capital.

Am I required to exercise the Subscription Rights or Series Rights that I receive in this offering?

No. You may exercise any number of your Subscription Rights or Series Rights, or you may choose not to exercise any of your Subscription Rights or Series Rights. If, however, you choose not to exercise your Subscription Rights or Series Rights or you exercise less than your full amount of Subscription Rights or Series Rights and other stockholders fully exercise their Subscription Rights and Series Rights, the percentage of common stock owned by other stockholders will increase relative to your ownership percentage and your voting and other rights in our company will likewise be diluted. See “Description of Securities” for a description of the voting and liquidation rights of our common stock and preferred stock.

May I sell, transfer or assign my Subscription Rights or Series Rights?

No. You may not transfer, sell or assign any of the Subscription Rights or the Series Rights distributed to you, except that such rights will be transferable by operation of law (e.g., by death). The Subscription Rights and Series Rights will not be listed on any securities exchange or trading market.

The shares of common stock and Series Rights comprising the units will be issued separately. Units will not be issued as a separate security and will be non-transferable.

Shares of common stock issued upon the exercise of the Subscription Rights and the Series Rights are expected to be listed on The Nasdaq Capital Market under the symbol “FPAY.”

How do I exercise my Subscription Rights or Series Rights if my shares of common stock are held in my name?

If you hold your shares of common stock in your name and you wish to participate in this offering, you must deliver a properly completed and duly executed subscription certificate and Series Rights certificate and all other required subscription documents, together with payment of the Unit Subscription Price and the maximum price for Series Rights exercised, to the subscription agent for the offering before 5:00 p.m., Eastern time, on the applicable expiration date.

Please follow the delivery instructions on the subscription certificate and Series Rights certificate. Do not deliver documents to us. You are solely responsible for completing delivery of your subscription certificate and Series Rights certificates, all other required subscription documents and subscription payment to the subscription agent. You should allow sufficient time for delivery of your subscription materials to the subscription agent so that the subscription agent receives them by 5:00 p.m., Eastern time, on the applicable expiration date. See “— To whom should I send my forms and payment?” below.

If you send a payment that is insufficient to purchase the number of units you requested or insufficient to exercise the number of rights you requested pursuant to your Series Rights, or if the number of units you requested or the number of rights you requested is not specified in the forms, the payment received will be applied to exercise your Subscription Rights and Series Rights to the fullest extent possible based on the amount of the payment received pursuant to your Subscription Rights and Series Rights. Any payment that is received but not so applied will be refunded to you without interest or penalty (subject to the rounding of the amount so applied to the nearest whole cent).

What form of payment is required to purchase units or exercise the Series Rights?

As described in the instructions accompanying the subscription certificate and Series Rights certificate, payments submitted to the subscription agent must be made in U.S. dollars. Checks or bank drafts drawn on U.S. banks should be payable to the order of “Continental Stock Transfer & Trust Company, as the subscription agent for FlexShopper, Inc.”

If you hold your shares of common stock in the name of a broker, dealer, custodian bank or other nominee (including any mobile investment platform), separate payment instructions may apply. Please contact your nominee, if applicable, for further payment instructions.

How do I exercise my Subscription Rights or Series Right if my shares of common stock are held in the name of a broker, dealer, custodian bank or other nominee?

If you hold shares of common stock in the name of a broker, dealer, custodian bank or other nominee (including any mobile investment platform) that uses the services of Depository Trust Company, then Depository Trust Company will credit two basic subscription rights to your nominee record holder for each share of common stock that you beneficially owned or issuable upon the conversion of our preferred stock owned as of the record date. If you are not contacted by your nominee (including any mobile investment platform), you should contact your nominee as soon as possible.

How soon must I act to exercise my Subscription Rights or Series Rights?

If your shares of common stock are registered in your name and you elect to exercise any of your Subscription Rights or Series Rights, the subscription agent must receive your properly completed and duly executed subscription certificate or Series Rights certificate, all other required subscription documents and full subscription payment, before 5:00 p.m., Eastern time, on the applicable expiration date. If you hold shares in the name of a broker, dealer, custodian bank or other nominee (including any mobile investment platform), your nominee may establish an earlier deadline before the expiration of this offering by which time you must provide the nominee with your instructions and payment to exercise your Subscription Rights or Series Rights.

Although we will make reasonable attempts to provide this prospectus to our stockholders to whom rights are distributed, this offering and all related Subscription Rights and Series Rights will expire at 5:00 p.m., Eastern time, on the applicable expiration date, whether or not we have been able to locate and deliver this prospectus to you or any other stockholder.

After I exercise my Subscription Rights and Series Rights, can I change my mind?

No. Once made, all exercises of the Subscription Rights and Series Rights are irrevocable.

Can this offering be terminated or extended?

Yes. If we terminate this offering, neither we nor the subscription agent will have any obligation with respect to Subscription Rights or Series Rights that have been exercised except to promptly return, without interest or penalty, any subscription payment the subscription agent received from you and we would not be obligated to issue units to rights holders who have exercised their Subscription Rights or shares of common stock to rights holder who have exercised their Series Rights prior to termination.

We may extend this offering for one or more additional periods in our sole discretion to no later than January 21, 2025, in which case all basic subscription rights and over-subscription privileges exercised during the extension period will be filled on a first-come, first-serve basis. We will announce any extension in a press release issued no later than 9:00 a.m., Eastern time, on the business day after the most recently announced expiration date.

If and to the extent there are unsubscribed units upon the expiration of the offering of the Subscription Rights, NRNS, the manager of which is Howard S. Dvorkin, our Chairman, has indicated to us that it may purchase up to approximately $10.6 million of units through the conversion into units of the outstanding principal and accrued interest under the subordinated promissory notes payable by us to NRNS. These notes have been issued to NRNS to supplement our credit facilities. All units sold to NRNS will be at the same price and on the same terms as this offering.

How were the Unit Subscription Price and exercise price of the Series Rights determined?

The Unit Subscription Price and exercise price of Series Rights were set by our board of directors, considering, among other things, input from the dealer-manager for this offering. The factors considered by our board are discussed in “The Rights Offering — Reasons for this Offering” and “Determination of the Unit Subscription Price and Exercise Price.”

How was the discount to market price determined by our board of directors for purposes of establishing the Unit Subscription Price and exercise price?

Our board of directors considered, among other things, the following factors in determining the discount to market price for purposes of establishing the Unit Subscription Price and exercise price:

•        the current and historical trading prices of our common stock;

•        the price at which holders might be willing to participate in this offering;

•        our need for additional capital and liquidity;

•        the cost of capital from other sources; and

•        comparable precedent transactions, including the percentage of shares offered, the terms of the Subscription Rights and Series Rights being offered, the Unit Subscription Price and exercise price and the discount that the Unit Subscription Price and exercise prices represented to the immediately prevailing closing price of those offerings.

In conjunction with the review of these factors and following discussion with the dealer-manager, our board of directors also reviewed our history and prospects, including our past and present burn rate and cash requirements, our prospects for the future, the outlook for our industry and our current financial condition. Our board of directors believes that the discount to market price should be designed to provide an incentive to our current stockholders to participate in this offering and exercise their rights.

The Unit Subscription Price or exercise price of Series Rights does not necessarily bear any relationship to any established criteria for value, other than the current market price of our common stock on certain dates. You should not consider the Unit Subscription Price or exercise price of Series Rights as an indication of the actual value of our company. We cannot assure you that the market price of our common stock will not decline during or after this offering. You should obtain a current price quote for our common stock before exercising your rights and make your own assessment of our business and financial condition, our prospects for the future, and the terms of this offering. Once made, all exercises of the Subscription Rights and Series Rights are irrevocable.

Has the board of directors made a recommendation to stockholders regarding the exercise of Subscription Rights or Series Rights under this offering?

No. Our board of directors has not made, nor will it make, any recommendation to stockholders regarding the exercise of Subscription Rights or the Series Rights in this offering. We cannot predict the price at which shares of our outstanding common stock will trade after this offering. You should make an independent investment decision about whether or not to exercise your Subscription Rights or Series Rights. Rights holders who exercise Subscription Rights or Series Rights risk investment loss on new money invested. We cannot assure you that the market price for common stock will remain above the price payable per share of common stock or the exercise price, or that anyone purchasing units or exercising Series Rights to purchase shares of common stock at the exercise price will be able to sell those shares in the future at the same price or a higher price. If you do not exercise your Subscription Rights or Series Rights, you will lose any value represented by your Subscription Rights or Series Rights, and if you do not exercise your rights in full, your percentage ownership interest and related rights in our company will be diluted.

By when must I purchase shares of common stock in order to participate in this offering? May I participate in this offering if I sell my common stock after the record date?

The record date for this offering is 5:00 p.m., Eastern time, on December 2, 2024. If you purchase shares of our common stock and do not settle such purchase by 5:00 p.m., Eastern time, on December 2, 2024 you will not receive Subscription Rights with respect to such shares. If you own common stock as of the record date, you will receive two Subscription Rights for each share of common stock beneficially owned or issuable upon the conversion of a preferred stock and may participate in this offering even if you subsequently sell your common stock.

Are there any risks associated with this offering?

Yes. The exercise of your Subscription Rights and Series Rights involves risks. Exercising your Subscription Rights and Series Rights involves the purchase of common stock and should be considered as carefully as you would consider any other equity investment. Among other things, you should carefully consider the risks described under the heading “Risk Factors” in this prospectus and all other information contained in this prospectus.

Will the directors and executive officers participate in this offering?

To the extent they hold common stock as of the record date, our directors and executive officers are entitled to participate in this offering on the same terms and conditions applicable to all other stockholders. None of our directors or executive officers have entered into any binding commitment or agreement to exercise Subscription Rights received in the offering, but our directors and officers have given indications they intend to participate in the rights offering and subscribe for at least $5.0 million in units (2,941,176 units). Additionally, if and to the extent there are unsubscribed units upon the expiration of the offering of the Subscription Rights, NRNS, the manager of which is Howard S. Dvorkin, our Chairman, has indicated to us that it may purchase up to approximately $10.6 million of units through the conversion into units of the outstanding principal and accrued interest under the subordinated promissory notes payable by us to NRNS. These notes have been issued to NRNS to supplement our credit facilities. All units sold to our directors and officers and NRNS will be at the same price and on the same terms as the other investors in this offering.

When will I receive my shares of common stock and Series Rights?

Holders whose shares are held of record by Cede & Co., the nominee of Depository Trust Company, or by any other depository or nominee on their or their broker-dealers’ behalf will have any shares of common stock and the Series Rights comprising units they acquire credited to the account of Cede & Co. or such other depository or nominee. With respect to all other stockholders, the shares of common stock and all Series Rights will be issued in book-entry, or uncertificated form meaning you will receive a direct registration account book-entry statement from our subscription agent reflecting the ownership of these securities if you are a holder of record of shares, which may take up to 15 business days from the applicable expiration date.

What effects will this offering have on our outstanding common stock?

Based on shares of common stock outstanding as of November 29, 2024, assuming the sale of all offered units and no exercise of the Series Rights included in the units, we will have up to approximately 56,461,489 shares of common stock outstanding, representing an increase of approximately 163% of our outstanding shares as of the record date. If you fully exercise your basic subscription rights, your proportional common stock interest in our company will not change. If all of the Series Rights to purchase shares of our common stock are exercised in full at the Unit Subscription Price (assuming that stockholders exercise Subscription Rights for all the units that we are offering), we will have up to approximately 91,461,489 shares of common stock outstanding, representing an increase of approximately 326% in our outstanding shares as of the record date. If you exercise only a portion, or none, of your basic subscription rights, your interest in our company will be diluted and your proportional interest in our company will decrease.

The number of shares of common stock outstanding listed above assumes that (a) all of the other shares of common stock outstanding on the record date will remain issued and outstanding and owned by the same persons as of the closing of this offering, and (b) we will not issue any shares of common stock in the period between the record date and the closing date of this offering.

How much will we receive from this offering, and how will the proceeds be used?

If all offered units are sold and assuming no exercise of the Series Rights, we estimate our net proceeds from the offering will total approximately $55.9 million, after deducting fees and expenses of Moody Capital, as dealer-manager, and our other estimated offering expenses. If the Series Rights are exercised at the Unit Subscription Price (assuming that stockholders exercise Subscription Rights for all the units that we are offering), we will receive additional gross proceeds from this offering of approximately $59.5 million from the sale of the remaining 35,000,000 shares available. We intend to use the net proceeds from this offering to (i) provide funding for the repurchase of our series 2 convertible preferred stock from B2 FIE V LLC, (ii) reduce a portion of the outstanding balance under our credit facility with Waterfall, (iii) finance the costs of potential acquisitions or investments in competitive and complementary payment solution businesses, and (iv) apply the balance for working capital and general corporate purposes. In the event we raise less than approximately $20.0 million in gross cash proceeds in this offering, we expect to prioritize the use of the net proceeds of this offering for funding the repurchase of our series 2 convertible preferred stock and reducing the outstanding balance under our credit agreement. Any additional net proceeds received from the exercise of the Series Rights will be used for further reducing the outstanding balance under our credit agreement, as well as financing potential business acquisitions and for general corporate purposes. See “Use of Proceeds” for a more detailed description of the intended use of proceeds from this offering.

If my exercise of Subscription Rights is not valid or if this offering is not completed, will my subscription payment be refunded to me?

Yes. An escrow agent retained by the subscription agent will hold all funds it receives in escrow until the completion or termination of this offering. If your exercise of Subscription Rights or Series Rights is deemed not to be valid or this offering is not completed, all subscription payments received by the subscription agent will be promptly returned, without interest or penalty, following the expiration of the offering. If you own shares through a nominee (including any mobile investment platform), it may take longer for you to receive your Unit Subscription Price or exercise price repayment because the subscription agent will return payments through your nominee.

What fees or charges apply if I purchase units in this offering?

We are not charging any fee or sales commission to issue rights to you or, if you exercise any of your Subscription Rights, to issue units to you. If you exercise your Subscription Rights through a broker, dealer, custodian bank or other nominee (including any mobile investment platform), you are responsible for paying any fees your nominee may charge you.

What are the U.S. federal income tax consequences of exercising my Subscription Rights or Series Rights?

For U.S. federal income tax purposes, a rights holder should generally not recognize income or loss in connection with the receipt or exercise of the Subscription Rights or Series Rights in this offering. You should consult your tax advisor as to your particular tax consequences resulting from the offering. For a summary of certain U.S. federal income tax consequences of this offering, see “Material U.S. Federal Income Tax Considerations.”

To whom should I send my forms and payment?

If your shares of common stock are held in the name of a broker, dealer, custodian bank or other nominee (including any mobile investment platform), then you should deliver all required subscription documents and subscription payments pursuant to the instructions provided by your nominee. If your shares of common stock are held in your name, then you should send your subscription certificate, all other required subscription documents and your subscription payment by mail to:

Continental Stock Transfer & Trust Company
1 State Street, 30th Floor
New York, NY 10004
Attention: Corporate Actions — FlexShopper, Inc.

You and, if applicable, your nominee are solely responsible for completing delivery to the subscription agent your subscription certificate and/or Series Rights certificate, as well as for completing delivery of all other required subscription documents and your subscription payment. You should allow sufficient time for delivery of your subscription materials to the subscription agent and for clearance of payments before applicable expiration date. If you hold your common stock through a broker, dealer, custodian bank or other nominee (including any mobile investment platform), your nominee may establish an earlier deadline before the applicable expiration date.

Who is the dealer-manager?

Moody Capital Solutions, Inc. (“Moody Capital”) will act as dealer-manager for this offering. Under the terms and subject to the conditions contained in the dealer-manager agreement, Moody Capital will use its commercially reasonable efforts to solicit the exercise of the Subscription Rights and Series Rights. We have agreed to pay Moody Capital certain fees for acting as dealer-manager and to reimburse it for certain expenses incurred in connection with this offering. Moody Capital is not underwriting this offering. Moody Capital is not making any recommendation with respect to such Subscription Rights (including with respect to the exercise or expiration of such Subscription Rights), shares of common stock or Series Rights.

Who should I contact if I have other questions?

If you have any questions regarding this offering, completion of the subscription certificate or any other subscription documents or submitting payment in the offering, please contact MacKenzie Partners, Inc., the information agent, by telephone at (212) 929-5500 (bankers and brokers) or (800) 322-2885 (all others) or by email at rightsoffer@mackenziepartners.com.

USE OF PROCEEDS

Assuming the sale of all offered units and no exercise of Series A Rights, Series B Right and Series C Rights, we estimate our net proceeds from the offering will total approximately $55.9 million, after deducting fees and expenses of Moody Capital, as dealer-manager, and our other estimated offering expenses. If the Series Rights are exercised at the Unit Subscription Price (assuming that stockholders exercise Subscription Rights for all the units that we are offering), we will receive additional gross proceeds from this offering of approximately $59.5 million from the sale of the remaining 35,000,000 shares available.

We intend to use the net proceeds from this offering to:

Provide funding for the repurchase of our series 2 convertible preferred stock from B2 FIE V LLC.    On October 25, 2024, we entered into a Preferred Stock Purchase Option Agreement granting us the right at any time through October 25, 2025 to repurchase and cancel 20,000 shares of our series 2 convertible preferred stock, representing approximately 91% of the shares in such series, at varying purchase prices below the then-current liquidation value of the series 2 convertible preferred stock, ranging from $20,250,000 to $22,500,000, depending on when we exercise the option, from B2 FIE V LLC, which acquired the preferred stock in a private placement in June 2016. Each share of series 2 convertible preferred stock is convertible into 266.2942 shares of our common stock or an aggregate of 5,325,888 shares of our common stock, based on the series 2 convertible preferred stock issue price of $1,000 per share and conversion rate of $3.76 per share, and accrues dividends through an increase in its liquidation preference at an annual rate equal to 10% of the original series 2 convertible preferred stock issue price per share. The purchase price of the series 2 convertible preferred stock, which was negotiated between the parties, represents approximately 50% of the current liquidation preference of the preferred stock, which was approximately $44.2 million as of September 30, 2024. The terms of the preferred stock repurchase provide that if we exercise the option and within 12 months following the date of the Preferred Stock Purchase Option Agreement we complete a liquidity event or a change of control occurs, we would be required to make an incremental “true-up” payment to B2 FIE V LLC. This payment would be in an amount equal to the difference between our share price before the announcement of the liquidity event or change of control and the increased value of our share price, if any, after announcing the transaction, applied to the number of repurchased preferred shares on an as-if-converted to common stock basis. A discount of 8.3% is applied to this payment every 30-day period following the closing of the preferred stock repurchase. Additionally, assuming the shares of series 2 preferred stock are repurchased, and we are awarded monetary damages or a settlement award in connection with our patent infringement lawsuits, we would be required to pay a portion of those proceeds to B2 FIE V LLC. That portion would be determined by the increase in the value of our share price, if any, after announcing the award as applied to the number of repurchased preferred shares on an as-if-converted to common stock basis, provided that we are not required to pay B2 FIE V LLC more than $4.00 per share on any share increase in value or 18% of the award. We intend to use a substantial portion of the net proceeds of this offering to repurchase the shares of series 2 convertible preferred stock from B2 FIE V LLC.

Reduce the outstanding balance under our credit facility with Waterfall Asset Management, LLC.    On March 27, 2024, through a wholly owned subsidiary (“Borrower”), we entered into a credit agreement (the “Credit Agreement”) with Computershare Trust Company, National Association as paying agent, various lenders from time to time party thereto and Powerscourt Investment 50, LP, an affiliate of Waterfall Asset Management, LLC, as administrative agent and lender (“Lender”). The Borrower is permitted to borrow funds under the Credit Agreement based on our cash on hand and the amortized order value of our eligible leases less certain deductions described in the Credit Agreement. Under the terms of the Credit Agreement, subject to the satisfaction of certain conditions, the Borrower may borrow up to $150 million from the Lender until the Commitment Termination Date and must repay all borrowed amounts one year thereafter, on the date that is 12 months following the Commitment Termination Date (unless such amounts become due or payable on an earlier date pursuant to the terms of the Credit Agreement). The Commitment Termination Date is April 1, 2026. The Lender was granted a security interest in certain leases and loans as collateral under the Credit Agreement. The interest rate charged on amounts borrowed is SOFR plus 9% per annum. We will pay the Lender a fee in an amount equal to 1% of the aggregate commitments as of March 27, 2024, payable in 12 monthly installments on each interest payment date commencing April 2024. As of September 30, 2024, the outstanding balance under the Credit Agreement was $131.4 million and amounts borrowed bear interest at 14.21%. We intend to use a portion of the net proceeds of this offering to reduce the outstanding balance (and interest payable) under the Credit Agreement.

Finance potential acquisitions of competitive companies.    We may also use a portion of the net proceeds of this offering to finance the costs of acquisitions or investments in competitive and complementary payment solution businesses as a part of our growth strategies. We currently have no commitments with respect to any such acquisitions or investments.

Apply the balance for working capital and general corporate purposes.    Any remaining net proceeds from this offering after applied to the above uses will be used for working capital and general corporate purposes, including investing in our sales and marketing, product enhancement efforts, and payment of officers’ salaries, consulting fees, professional fees, public reporting costs, computer equipment costs, office-related expenses and other corporate expenses, including interest and overhead. We may allocate funds from other sources to fund some or all of these activities.

In the event we raise less than approximately $20.0 million in gross cash proceeds in this offering, we expect to prioritize the use of the net proceeds of this offering for funding the repurchase of our series 2 convertible preferred stock and reducing the outstanding balance under our credit agreement. If the Series Rights are exercised at the Unit Subscription Price (assuming stockholders exercise Subscription Rights for all the units that we are offering), we will receive additional gross proceeds from the offering of approximately $59.5 million from the sale of the remaining 35,000,000 shares available. Any additional net proceeds received from the exercise of the Series Rights will be used for further reducing the outstanding balance under our credit agreement, as well as financing potential business acquisitions and for general corporate purposes.

Certain of our directors and executive officers may subscribe for the Subscription Rights in this offering; however, we do not currently know the number of units such directors and executive officers will obtain upon exercise of the Subscription Rights and the Series Rights and thus are unable to determine the gross proceeds we will receive from subscriptions by our directors and executive officers.

In the event NRNS, the manager of which is Howard S. Dvorkin, our Chairman, elects to convert the subordinated promissory notes payable by us to NRNS into units following the expiration of the offering of the Subscription Rights, we will not receive any cash proceeds from the sale of the units to NRNS, from the conversion into units of the outstanding principal and accrued interest under the subordinated promissory notes payable by us to NRNS in the amount of up to approximately $10.6 million.

We will pay estimated expenses of up to approximately $1.6 million, including the non-accountable expense fee equal to 1.0% of the proceeds of the offering and an out-of-pocket accountable expense allowance of $35,000, in connection with the offering (assuming no exercise of the Subscription Rights or Series Rights by our directors and executive officers).

Net offering proceeds not immediately applied to the uses summarized above will be invested in short-term, investment-grade, interest-bearing instruments, certificates of deposit, or direct or guaranteed obligations of the U.S. government.

CAPITALIZATION

The table below sets forth our capitalization as of September 30, 2024 on an actual basis and on an adjusted basis to reflect our issuance of the units offered pursuant to this prospectus, assuming the sale of 35,000,000 shares of our common stock at $1.70 per unit and no exercise of the Series Rights in this offering and our receipt and application of the proceeds from this offering, after deducting fees and expenses of Moody Capital, as dealer-manager, and our other estimated offering expenses. This table should be read in conjunction with “Use of Proceeds” in this prospectus and our consolidated audited and unaudited financial statements and the notes thereto incorporated by reference in this prospectus.

	As of September 30, 2024 (unaudited)
	Actual	As Adjusted
Long-term debt	$138,829,295	$102,899,295
Stockholders’ equity
Series 1 Convertible Preferred Stock, $0.001 par value – authorized 250,000 shares, issued and outstanding 170,332 shares at $5.00 stated value issued and outstanding at September 30, 2024	851,660	851,660
Series 2 Convertible Preferred Stock, $0.001 par value – authorized 25,000 shares, issued and outstanding 21,952 shares at $1,000 stated value	21,952,000	1,952,000
Common Stock, $0.0001 par value – authorized 40,000,000 shares, issued 21,988,711 shares at September 30, 2024 and 21,752,304 shares at December 31, 2023	2,200	5,700
Treasury Shares, at cost- 526,822 shares at September 30, 2024 and 164,029 shares at December 31, 2023	(563,537)	(563,537)
Additional paid-in capital	42,841,302	98,767,802
Accumulated deficit	(35,275,053)	(35,275,053)
Total stockholders’ equity	29,808,572	65,738,572
Total capitalization	$168,637,867	$168,637,867

The table above excludes:

•        $26,525,613 of cumulative accrued dividends on our series 2 convertible preferred stock;

•        225,231 shares of common stock issuable upon the conversion of our outstanding series 1 convertible preferred stock;

•        5,845,695 shares of common stock issuable upon the conversion of our outstanding series 2 convertible preferred stock;

•        5,073,447 shares of common stock reserved for issuance upon the exercise of our outstanding stock options;

•        2,255,184 shares of common stock reserved for issuance upon the exercise of our outstanding warrants;

•        937,499 shares of common stock reserved for issuance under our equity incentive plan; and

•        35,000,000 shares of common stock issuable upon the exercise of the Series Rights sold in this offering (assuming the sale of all offered units).

The above table excludes the possible conversion into units of the outstanding principal and accrued interest under the subordinated promissory notes payable by us to NRNS in the amount of up to $10.6 million as described in the prospectus. The effect of the conversion would essentially be to reduce our total liabilities by such amount as of September 30, 2024, on an adjusted basis.

MARKET FOR COMMON STOCK AND DIVIDEND POLICY

Our common stock is traded on The Nasdaq Capital Market under the symbol “FPAY.” As of November 29, 2024, the closing price of the common stock as reported on The Nasdaq Capital Market was $1.98 per share. As of November 29, 2024, there were approximately 126 holders of record of common stock. The actual number of stockholders is greater than this number of record holders and includes stockholders who are beneficial owners but whose shares are held in street name by brokers and other nominees (including any mobile investment platform).

We have not paid or declared any cash dividends on our common stock and do not anticipate doing so in the foreseeable future. The payment of dividends on our common stock will depend on earnings, financial condition and other business and economic factors affecting us at such time as our board of directors may consider relevant. If we do not pay dividends, our common stock may be less valuable because a return on your investment will only occur if our stock price appreciates. We are additionally restricted under our Credit Agreement from declaring or making any dividends in cash or stock, subject to certain limited permitted dividends payment assuming we have positive net income and there is no existing default or event of default thereunder.

THE RIGHTS OFFERING

Before deciding whether to exercise your Subscription Rights and Series Rights, you should carefully read this prospectus, including the information set forth under the heading “Risk Factors” and the information incorporated by reference into this prospectus.

Reasons for this Offering

We are conducting this offering as part of our strategic plan to raise funds aimed at accelerating our capital structure initiatives. By repurchasing preferred stock at a discount and reducing our outstanding debt, we will lower our preferred stock PIK (payment in kind) dividend accrued and debt interest expense and the offering will provide additional liquidity for addressing other general corporate needs. Our board of directors has approved this offering and has evaluated and determined the pricing and financial terms of the securities offered.

After careful review and analysis by our board of directors, we believe this offering is in the best interests of our company and its stockholders. However, the board is not making any recommendation regarding your exercise of the Subscription Rights and Series Rights.

The board considered and evaluated several factors related to this offering, including:

•        our current capital resources and indebtedness, and our future need for additional liquidity and capital;

•        our need for increased financial flexibility in order to enable us to achieve our business plan;

•        the size and timing of the offering and alternative securities to be offered;

•        the most effective use of proceeds to decrease dividends and interest expense;

•        the potential dilution to our current shareholders if they choose not to participate in the offering;

•        the impact on our cumulative net operating losses and their potential limitation;

•        the non-transferability of the Subscription Rights; and

•        alternatives available for raising capital.

Terms of this Offering

We are distributing, at no charge, non-transferable subscription rights (the “Subscription Rights”) entitling holders of our common stock and holders of our series 1 convertible preferred stock and series 2 convertible preferred stock as of the record date, whom we refer to as rights holders or you. Your Subscription Rights will consist of:

•        your basic subscription right, which will entitle you to purchase one unit for each Subscription Right; and

•        your over-subscription privilege, which will be exercisable only if you exercise your basic subscription right in full and will entitle you to purchase additional units for which other rights holders do not subscribe, subject to the pro rata allocations and ownership limitation described in “— Over-Subscription Privilege.”

All units are being offered and sold at a subscription price equal to $1.70 per unit (the “Unit Subscription Price”).

Units

Each unit will consist of:

•        one share of common stock;

•        one Series A Right exercisable for one share of common stock at an exercise price equal to the higher of (i) the Unit Subscription Price or (ii) 90% of the VWAP of our common stock over the last three trading days prior to the expiration date of the Series A Rights, which is 30 days following the closing date of the subscription offering, but in any event not to exceed 150% of the Unit Subscription Price.

•        one Series B Right exercisable for one share of common stock at an exercise price equal to the higher of (i) the Unit Subscription Price or (ii) 87.5% of the VWAP of our common stock over the last three trading days prior to the expiration date of the Series B Rights, which is 60 days following the closing date of the subscription offering, but in any event not to exceed 200% of the Unit Subscription Price; and

•        one Series C Right exercisable for one share of common stock at an exercise price equal to the higher of (i) the Unit Subscription Price or (ii) 85% of the VWAP of our common stock over the last three trading days prior to the expiration date of the Series C Rights, which is 90 days following the closing date of the subscription offering, but in any event not to exceed 250% of the Unit Subscription Price.

Shares of our common stock and the Series Rights comprising the units may only be purchased as a unit, but will be issued separately. Subscription Rights and Series Rights will not be transferable. Subscription Rights and Series Rights may only be exercised in aggregate for whole numbers of units.

Subscription Rights may be exercised at any time during the subscription period, which commences on December 3, 2024, and ends at 5:00 p.m., Eastern time, on December 20, 2024, the expiration date, unless extended by us. If and to the extent there are unsubscribed units upon the expiration of the offering of the Subscription Rights, NRNS, the manager of which is Howard S. Dvorkin, our Chairman, has indicated to us that it may purchase up to approximately $10.6 million of units through the conversion of the outstanding principal and accrued interest under the subordinated promissory notes payable by us to NRNS. These notes have been issued to NRNS to supplement our credit facilities. All units sold to NRNS will be at the same price and on the same terms as this offering.

Series A Rights, Series B Rights and Series C Rights may be exercised commencing on their date of issuance and continuing respectively, 30, 60 and 90 days following the closing of the Subscription Rights offering.

The shares of common stock issued upon the exercise of Subscription Rights and Series Rights are expected to be listed on The Nasdaq Capital Market under the symbol “FPAY.” We will not apply to list the Subscription Rights or Series Rights for trading on The Nasdaq Capital Market. The Subscription Rights will be evidenced by subscription certificates that will be mailed to stockholders, except as discussed below under “Foreign Stockholders.”

For purposes of determining the number of units a rights holder may acquire in this offering, broker-dealers, trust companies, banks or others whose shares are held of record by Cede & Co. or by any other depository or nominee will be deemed to be the holders of the Subscription Rights that are issued to Cede & Co. or the other depository or nominee on their behalf.

There is no minimum number of Subscription Rights or Series Rights that must be exercised in order for this offering to close.

Over-Subscription Privilege

If you exercise your basic subscription rights in full, you may also choose to exercise your over-subscription privilege.

Allocation of Units Available for Over-Subscription Privileges

Subject to the ownership limitation described below, we will seek to honor the over-subscription requests in full. If over-subscription requests exceed the number of units available, however, we will allocate the available units pro rata among the holders in proportion to the number of over-subscription units for which they have subscribed. Continental Stock Transfer & Trust Company, which will act as the subscription agent for the Subscription Rights and Series Rights and which we refer to as the subscription agent, will determine the over-subscription allocation based on the formula described above.

To the extent your aggregate subscription payment for the actual number of unsubscribed units available to you pursuant to the over-subscription privilege is less than the amount you actually paid in connection with the exercise of the over-subscription privilege, you will be allocated only the number of unsubscribed units available to you, and any excess subscription payment will be promptly returned to you, without interest or penalty, after the expiration of this offering. See “The Rights Offering — Limitation on the Purchase of Units” for a description of certain limitations on purchase.

We can provide no assurances that you will actually be entitled to purchase the number of units issuable upon the exercise of your over-subscription privilege in full at the expiration of this offering.

There is no over-subscription privilege applicable to the Series Rights.

Limitation on the Purchase of Units

In the event that the exercise by a stockholder of the basic Subscription Right or the over-subscription privilege could, as determined by us in our sole discretion, potentially result in a limitation on our ability to use net operating losses, tax credits and other tax attributes, which we refer to as the “Tax Attributes,” under the Internal Revenue Code of 1986, as amended, which we refer to as the “Code,” and rules promulgated by the Internal Revenue Service, we may, but are under no obligation to, reduce the exercise by such stockholder of the basic Subscription Right or the over-subscription privilege to such number of units as we in our sole discretion shall determine to be advisable in order to preserve our ability to use the Tax Attributes. If the amount of Subscription Rights that you exercise is so limited, any amount not used for purchases will be promptly refunded.

Expiration of Offer

The Subscription Rights offering will expire at 5:00 p.m., Eastern time, on December 20, 2024, unless extended by us, and Subscription Rights may not be exercised after the expiration date.

Our board of directors may determine to extend the Subscription Rights offering period, and thereby postpone the expiration date to no later than January 21, 2025, to the extent it determines that doing so is in the best interest of our stockholders. If we extend the Subscription Rights offering, all basic and over-subscription privileges exercised during the extension period will be filled on a first-come, first-serve basis.

Any extension of this offering will be followed as promptly as practicable by announcement thereof, and in no event later than 9:00 a.m., Eastern time, on the next business day following the previously scheduled expiration date. Without limiting the manner in which we may choose to make such announcement, we will not, unless otherwise required by law, have any obligation to publish, advertise or otherwise communicate any such announcement other than by issuing a press release or such other means of announcement as we deem appropriate.

Subscription Rights may be exercised at any time during the Subscription Rights Offering period. If and to the extent there are unsubscribed units upon the expiration of the offering of the Subscription Rights, NRNS, the manager of which is Howard S. Dvorkin, our Chairman, has indicated to us that it may purchase up to approximately $10.6 million of units through the conversion into units of the outstanding principal and accrued interest under the subordinated promissory notes payable by us to NRNS. These notes have been issued to NRNS to supplement our credit facilities. All units sold to NRNS will be at the same price and on the same terms as this offering.

Series A Rights, Series B Rights and Series C Rights may be exercised commencing on their date of issuance and continuing, respectively, 30, 60 and 90 days following the closing of the Subscription Rights offering.

Determination of the Unit Subscription Price and Exercise Prices of Series Rights

The Unit Subscription Price and exercise prices of the Series Rights were set by our board of directors considering, among other things, input from the dealer-manager for this offering. In approving the Unit Subscription Price and exercise prices of the Series Rights, the board of directors considered, among other things, the following factors:

•        the market price of common stock prior to public announcement of the Unit Subscription Price and exercise price;

•        the fact that the Subscription Rights and Series Rights will be non-transferable;

•        the fact that holders of Subscription Rights will have an over-subscription privilege;

•        the terms and expenses of this offering relative to other alternatives for raising capital, including fees payable to Moody Capital, and our ability to access capital through such alternatives;

•        comparable precedent transactions, including the range of discounts to market value represented by the subscription prices and exercise prices in other rights offerings;

•        the size of this offering; and

•        the general condition of the securities market.

No Recombination of Units

The shares of common stock and the Series Rights comprising the units will be issued separately upon the exercise of Subscription Rights, and the units will not trade as a separate security. Rights holders may not recombine shares of common stock and Series Rights to receive a unit.

Subscription Agent for the Offering

Continental Stock Transfer & Trust Company, the subscription agent for the Subscription Rights and Series Rights, will receive for its administrative, processing, invoicing and other services a fee estimated to be up to approximately $60,000 plus reimbursement for all out-of-pocket expenses related to the offering.

A completed subscription certificate and/or Series Rights certificate, together with full payment of the Unit Subscription Price for Subscription Rights and the applicable exercise price for the Series Rights exercised, must be sent to the subscription agent for (i) all whole numbers of units subscribed for through the exercise of a basic subscription right and the over-subscription privilege and (ii) the Series Rights exercised by one of the methods described below. We will accept only properly completed and duly executed subscription certificates and Series Rights certificates actually received at any of the addresses listed below, at or prior to 5:00 p.m., Eastern time, on the applicable expiration date. See “Payment for Securities” below. In this prospectus, close of business means 5:00 p.m., Eastern time, on the relevant date.

Subscription Certificate Delivery Method	Address/Number
By Hand or Overnight Courier or Regular Mail:	Continental Stock Transfer & Trust Company 1 State Street, 30th floor New York, NY 10004 Attention: Corporate Actions — FlexShopper, Inc.

Delivery to an address other than one of the addresses listed above may not constitute valid delivery and, accordingly, may be rejected by us.

Information Agent

Any questions or requests for assistance concerning the method of subscribing for units or for additional copies of this prospectus or subscription certificates may be directed to MacKenzie Partners, Inc., the information agent, by telephone at (212) 929-5500 (bankers and brokers) or (800) 322-2885 (all others) or by email at rightsoffer@mackenziepartners.com.

Rights holders may also contact their broker-dealers or nominees (including any mobile investment platform) for information with respect to this offering.

Methods for Exercising the Subscription Rights and Series Rights

Exercise of the Subscription Rights and Series Rights

Subscription Rights and the Series Rights are evidenced by subscription certificates or Series Rights certificates that, except as described below under “Foreign Stockholders,” will be mailed to record date stockholders or, if a record date stockholder’s shares are held by a depository or nominee (including any mobile investment platform) on his, her or its behalf, to such depository or nominee. Subscription Rights and the Series Rights may be exercised by completing and signing the subscription certificate or Series Rights certificate that accompanies this prospectus and mailing it in the envelope provided, or otherwise delivering the completed and duly executed subscription certificate or Series Rights certificate to the subscription agent, together with payment in full by the applicable expiration date. Completed subscription certificates and Series Rights certificates and related payments must be received by the subscription agent prior to 5:00 p.m., Eastern time, on or before the applicable expiration date at the offices of the subscription agent at the address set forth above. The Subscription Rights offering will expire at 5:00 p.m., Eastern time, on December 20, 2024, unless extended by us, and Subscription Rights may not be exercised after the expiration date. Subscription Rights may be exercised at any time during the Subscription Rights Offering period. Series A Rights, Series B Rights and Series C Rights may be exercised commencing on their date of issuance and continuing, respectively, 30, 60 and 90 days following the closing of the Subscription Rights offering.

Exercise of the Over-Subscription Privilege

Rights holders who fully exercise all of their basic subscription rights may purchase additional shares in accordance with the over-subscription privilege by indicating on their subscription certificate the number of additional units they are willing to acquire. If sufficient units are available after all exercises of basic subscription rights, we will seek to honor over-subscriptions requests in full, subject to the pro rata allocations and ownership limitation described in “— Over-Subscription Privilege.” There is no over-subscription privilege applicable to the Series Rights.

Record Date Stockholders Whose Shares are Held by a Nominee

Record date stockholders whose shares are held by a nominee, such as a bank, broker-dealer, trustee, depositories or mobile investment platform, must contact that nominee to exercise their Subscription Rights or Series Rights. In that case, the nominee will complete the subscription certificate or Series Rights certificate on behalf of the record date stockholder and arrange for proper payment by one of the methods set forth under “Payment for Securities” below.

Nominees

Nominees, such as brokers, trustees, depositories or mobile investment platforms for securities, who hold shares of common stock for the account of others, should notify the respective beneficial owners of the shares as soon as possible to ascertain the beneficial owners’ intentions and to obtain instructions with respect to the Subscription Rights and Series Rights. If the beneficial owner so instructs, the nominee should complete the subscription certificate or Series Rights certificate and submit it to the subscription agent with the proper payment as described under “Payment for Securities” below.

General

All questions as to the validity, form, eligibility (including times of receipt and matters pertaining to beneficial ownership) and the acceptance of subscription forms and the Unit Subscription Price will be determined by us, which determinations will be final and binding. No alternative, conditional or contingent subscriptions will be accepted. We reserve the right to reject any or all subscriptions not properly submitted or the acceptance of which would, in the opinion of our counsel, be unlawful.

We reserve the right to reject any exercise of Subscription Rights or Series Rights if such exercise is not in accordance with the terms of this offering or not in proper form or if the acceptance thereof or the issuance of units or shares of common stock thereto could be deemed unlawful. We reserve the right to waive any deficiency or irregularity with respect to any subscription certificate or Series Rights certificate. Subscriptions will not be deemed to have been received or accepted until all irregularities have been waived or cured within such time as we determine in our sole discretion. We will not be under any duty to give notification of any defect or irregularity in connection with the submission of subscription certificates or Series Rights certificates or incur any liability for failure to give such notification.

Participation of Preferred Stockholders

Holders of our series 1 convertible preferred stock and series 2 convertible preferred stock have the contractual right to participate in this offering pursuant to the terms of the certificates of designations for each such series of preferred stock. Each preferred stockholder will receive two Subscription Rights for each share of common stock underlying a share of preferred stock owned by such holder. A total of 12,141,852 Subscription Rights will be issued to these preferred stockholders.

No Revocation or Change

Once you submit the subscription certificate or Series Rights certificate or have instructed your nominee of your subscription request, you are not allowed to revoke or change the exercise or request a refund of monies paid. All exercises of Subscription Rights or Series Rights are irrevocable, even if you learn information about us that you consider to be unfavorable. You should not exercise your Subscription Rights or Series Rights unless you are certain that you wish to purchase units at the Unit Subscription Price or exercise your Series Rights at the exercise price.

Transferability

Subscription Rights.    The Subscription Rights are evidenced by a subscription certificate and are non-transferable. The Subscription Rights will not be listed for trading on The Nasdaq Capital Market or any other securities exchange or trading market.

Units.    The common stock and the Series Rights comprising the units may only be purchased as a unit but will be issued separately. The units will not be issued as a separate security and will not be transferable.

Common Stock.    The shares of common stock included in units and underlying the Series Rights will be separately transferable following their issuance. All of the shares of common stock issued in this offering are expected to be listed on The Nasdaq Capital Market under the symbol “FPAY.”

Series Rights.    The Series Rights are evidenced by a Series Rights certificate for each such right and are non-transferable. The Series Rights will not be listed for trading on The Nasdaq Capital Market or any other securities exchange or trading market.

Foreign Stockholders

Subscription certificates and Series Rights certificates will not be mailed to foreign stockholders. Foreign stockholders will receive written notice of this offering. The subscription agent will hold the Subscription Rights and Series Rights to which those subscription certificates or Series Rights certificates relate for these stockholders’ accounts until instructions are received to exercise the Subscription Rights or Series Rights certificate, subject to applicable law.

Payment for Securities

A participating rights holder may send to the subscription agent (a) payment of the Unit Subscription Price for each unit acquired in the basic subscription right and any additional units subscribed for pursuant to the over-subscription privilege, (b) a properly completed and duly executed subscription certificate, (c) payment of the initial price of the Series Rights exercised and (d) properly completed and duly executed Series Rights certificate, each must be received by the subscription agent at the offices set forth above (see “— Subscription Agent for the Offering”), at or prior to 5:00 p.m., Eastern time, on the applicable expiration date. A properly completed and duly executed subscription certificate and Series Rights certificate and full payment for the units or rights exercised must be received by the subscription agent at or prior to 5:00 p.m., Eastern time, the applicable expiration date, unless this offering is extended by us.

All payments by a participating rights holder must be in U.S. dollars by certified checks located in the United States and payable to the order of “Continental Stock Transfer & Trust Company, as the subscription agent for the offering for FlexShopper, Inc.” Payment also may be made by wire transfer to the account maintained by Continental Stock Transfer & Trust Company, as the subscription agent for the offering, with reference to the holder’s name. The subscription agent will deposit all funds received by it prior to the final payment date into a segregated account pending pro-ration and distribution of the units.

The method of delivery of subscription certificates and Series Rights certificates along with the payment of the Unit Subscription Price for the Subscription Right and the applicable initial exercise price for the Series Rights to us will be at the election and risk of the participating rights holders, but if sent by mail it is recommended that such certificates and payments be sent by registered mail, properly insured, with return receipt requested, and that a sufficient number of days be allowed to ensure delivery to the subscription agent prior to 5:00 p.m., Eastern time, on the applicable expiration date.

Whichever of the two methods described above is used, Subscription Rights and the Series Rights will not be successfully exercised unless the subscription agent actually receives checks and actual payment. If a participating rights holder who subscribes for units as part of the basic subscription right or over-subscription privilege or who exercises his or her Series Rights does not make payment of any amounts due by the applicable expiration date or as promptly as practicable of the confirmation date, as applicable, the subscription agent reserves the right to take any or all of the following actions: (i) reallocate the units to other participating rights holders in accordance with the over-subscription privilege; (ii) reallocate the shares of common stock to other participating rights holders in accordance with the Series Rights; (iii) apply any payment actually received by it from the participating rights holder toward the purchase of the greatest whole number of units or shares of common stock that could be acquired by such participating rights holder upon exercise of the basic subscription right and/or the over-subscription privilege or Series Rights, as applicable; and/or (iv) exercise any and all other rights or remedies to which it may be entitled, including the right to set off against payments actually received by it with respect to such subscribed for units or shares of common stock.

All questions concerning the timeliness, validity, form and eligibility of any exercise of Subscription Rights or Series Rights will be determined by us, whose determinations will be final and binding. We may waive any defect or irregularity or permit a defect or irregularity to be corrected within such time as we may determine, or reject the purported exercise of any right. Subscriptions will not be deemed to have been received or accepted until all irregularities have been waived or cured within such time as we determine. The subscription agent will not be under any duty to give notification of any defect or irregularity in connection with the submission of subscription certificates or Series Rights certificate or incur any liability for failure to give such notification.

Escrow Arrangements; Return of Funds

An escrow agent retained by the subscription agent will hold funds received in payment for units or exercise of the Series Rights in a segregated escrow account pending completion of the offering. An escrow agent retained by the subscription agent will hold this money in escrow until the offering is completed or is terminated. If the offering is terminated for any reason, all subscription payments received by the subscription agent will be promptly returned, without interest or penalty.

Delivery of Securities

Stockholders whose shares are held of record by Cede & Co. or by any other depository or nominee on their behalf or their broker-dealers’ behalf will have any shares of common stock and Series Rights comprising units that they acquire credited to the account of Cede & Co. or the other depository or nominee. With respect to all other stockholders, the shares of common stock and Series Rights acquired will be issued in book-entry, or uncertificated form meaning that you will receive a direct registration account book-entry statement from our subscription agent reflecting the ownership of these securities if you are a holder of record of shares, which may take up to 15 business days from the applicable expiration date.

Termination

We reserve the right to terminate the offering before its expiration for any reason. In particular, we may terminate the offering, in whole or in part, if at any time before completion of the offering there is any judgment, order, decree, injunction, statute, law or regulation entered, enacted, amended or held to be applicable to the offering that in the sole judgment of the board would or might make the offering or its completion, whether in whole or in part, illegal or otherwise restrict or prohibit completion of the offering. We may choose to proceed with the offering even if one or more of these events occur. If we terminate the offering in whole or in part, we will issue a press release notifying the stockholders of such event, all affected Subscription Rights or Series Rights will expire without value, and all excess subscription payments received by the subscription agent will be promptly returned, without interest or penalty, following such termination.

If this offering is terminated, all rights will expire without value and we will promptly arrange for the refund, without interest or penalty, of all funds received from rights holders. All monies received by an escrow agent retained by the subscription agent in connection with this offering will be held in escrow by the escrow agent, on our behalf, in a segregated account. Any interest earned on such an account shall be payable to us even if we determine to terminate this offering and return your subscription payment.

No Recommendation to Stockholders

Our board of directors has not made, nor will it make, any recommendation to stockholders regarding the exercise of Subscription Rights or Series Rights under this offering. We cannot predict the price at which shares of our outstanding common stock will trade after this offering. You should consult with your legal, tax and financial advisors prior to making your independent investment decision about whether or not to exercise your Subscription Rights or Series Rights.

Holders who exercise Subscription Rights or Series Rights risk investment loss on new money invested. We cannot assure you that the market price for common stock will ever be above the Unit Subscription Price or exercise price of the Series Rights, or that anyone purchasing units, or exercising Series Rights to purchase shares, will be able to sell those shares in the future at the same price or a higher price. If you do not exercise your Subscription Rights (including if you do not exercise your basic subscription rights in full) or Series Rights, you will lose any value represented by your Subscription Rights or Series Rights, and your percentage ownership interest in our company will be diluted. For more information on the risks of participating in this offering, see “Risk Factors.”

Effect of the Offering on Existing Stockholders; Interests of Certain Stockholders, Directors and Officers

Based on shares outstanding as of November 29, 2024, after giving effect to this offering (assuming that sale of all offered units and no exercise of the Series Rights included in the units), we would have approximately up to 56,461,489 shares of common stock outstanding, representing an increase in outstanding shares of approximately 163%. If all of the Series Rights to purchase shares of our common stock are exercised in full at the Unit Subscription Price (assuming that stockholders exercise Subscription Rights for all the units that we are offering), we will have up to 91,461,489 shares of common stock outstanding, representing an increase of approximately 326%. If you fully exercise the basic subscription rights that we distribute to you, your proportional interest in our company will remain the same. If you do not exercise any Subscription Rights, or you exercise less than all of your basic subscription rights, your interest in our company will be diluted, as you will own a smaller proportional interest in our company compared to your interest prior to this offering.

The number of shares of common stock outstanding listed in each case above assumes that (a) all of the other shares of common stock issued and outstanding on the record date will remain issued and outstanding and owned by the same persons as of the closing of this offering, and (b) we will not issue any shares of common stock in the period between the record date and the closing of the offering.

Material U.S. Federal Income Tax Treatment of Rights Distribution

The U.S. federal income tax law governing transactions such as this offering is complex and does not speak directly to the consequences of certain aspects of the offering. Although we do not believe a stockholder’s receipt of Subscription Rights pursuant to the offering should be treated as a taxable distribution for U.S. federal income tax purposes, our position is not binding on the IRS or the courts. If this position were finally determined by the IRS or a court to be incorrect, your receipt of Subscription Rights may be treated as the receipt of a distribution equal to the fair market value of the rights, and may result in taxable dividend income to the extent of our current and accumulated earnings and profits, with any excess being treated as a return of basis to the extent thereof and then as capital gain. See “Material U.S. Federal Income Tax Considerations.”

Distribution Arrangements

Moody Capital is the dealer-manager for this offering. The dealer-manager will provide marketing assistance and advice to us in connection with this offering and will use its best efforts to solicit the exercise of basic subscription rights and participation in the over-subscription privileges. The dealer-manager is not underwriting this offering. Moody Capital does not make any recommendation with respect to such Subscription Rights (including with respect to the exercise or expiration of such Subscription Rights), shares of common stock, Series Rights. We have agreed to pay the dealer-manager certain fees and to reimburse the dealer-manager for certain expenses in connection with this offering. See “Plan of Distribution.”

Fees and Expenses

We will pay all fees charged by the subscription agent, the information agent, and Moody Capital acting as dealer-manager for this offering. You are responsible for paying any commissions, fees, taxes or other expenses incurred in connection with the exercise of your Subscription Rights.

Other Matters

We are not making this offering in any state or other jurisdiction in which it is unlawful to do so, nor are we distributing or accepting any offers to purchase any shares of common stock from rights holders who are residents of those states or other jurisdictions or who are otherwise prohibited by federal or state laws or regulations to accept or exercise the Subscription Rights or Series Rights. We may delay the commencement of this offering in those states or other jurisdictions, or change the terms of the offering, in whole or in part, in order to comply with the securities laws or other legal requirements of those states or other jurisdictions. Subject to state securities laws and regulations, we also have the discretion to delay allocation and distribution of any units you may elect to purchase by exercise of your Subscription Rights and to delay allocation and distribution of any shares of common stock you may elect to purchase by exercise of your Series Rights in order to comply with state securities laws. We may decline to make modifications to the terms of this offering requested by those states or other jurisdictions, in which case, if you are a resident in those states or jurisdictions or if you are otherwise prohibited by federal or state laws or regulations from accepting or exercising the Subscription Rights or Series Rights, you will not be eligible to participate in the offering. However, we are not currently aware of any states or jurisdictions that would preclude participation in this offering.

DESCRIPTION OF securities

We are distributing, at no charge, non-transferable subscription rights (the “Subscription Rights”), entitling holders of our common stock and holders of our series 1 convertible preferred stock and series 2 convertible preferred stock as of the record date of 5:00 p.m., Eastern time, on December 2, 2024, whom we refer to as a holder or you. For each share of common stock you hold or issuable upon the exercise of a share of preferred stock as of the record date, we will issue to you two Subscription Rights. Each Subscription Right consists of (a) basic subscription right entitling you to purchase a unit at a subscription price equal to $1.70 (the “Unit Subscription Price”) and (b) an over-subscription privilege which will entitle you to purchase additional units for which other rights holders do not subscribe, subject to you exercising your basic subscription right in full and other limitations. Each unit will consist of one share of common stock, one Series A Right, one Series B Right and one Series C Right, with each right entitling the holders to purchase one share of our common stock commencing upon the date of issuance. The Subscription Rights may only be exercised in aggregate for whole numbers of units. The common stock and Series Rights comprising the units may only be purchased as a unit, but will be issued separately.

The following is a description of the material terms of our charter, by-laws and General Corporation Law of the State of Delaware (the “DGCL”). This description of our charter and by-laws does not purport to be complete and is qualified in its entirety by the provisions of our charter and bylaws, copies of which have been filed with the SEC and are incorporated by reference as exhibits to the registration statement of which this prospectus is a part.

General

Our authorized capital stock consists of 100,000,000 shares of common stock, par value $0.0001 per share, and 500,000 shares of preferred stock, par value $0.001 per share, of which 250,000 shares of preferred stock have been designated as series 1 convertible preferred stock and 25,000 shares of preferred stock have been designated as series 2 convertible preferred stock. As of November 29, 2024, 21,461,489 shares of common stock were outstanding and were held by approximately 126 holders; 170,332 shares of series 1 convertible preferred stock were outstanding, convertible into 225,231 shares of common stock, and were held by 61 holders; and 21,952 shares of series 2 convertible preferred stock were outstanding, convertible into 5,845,695 shares of common stock, and were held by two holders.

Units Offered

The following description of the material terms and provisions of the common stock, Series A Rights, Series B Rights and Series C Rights comprising the units being offered is qualified in its entirety by reference to the form of each of the subscription rights certificate for the Series A Rights, Series B Rights and Series C Rights, filed as exhibits to the registration statement of which this prospectus forms a part.

The shares of common stock, Series A Rights, Series B Rights and Series C Rights offered by this prospectus will be sold only together in units. Each unit consists of one share of common stock, one Series A Right, one Series B Right and one Series C Right. Each of the Series Rights will entitle the holder to purchase one share of common stock. Each of the Series Rights will be immediately detachable and separately transferable following the closing. The units will not be traded.

The maximum number of shares of our common stock available for issuance in this offering is 70,000,000 shares. If at any time the issuance of shares pursuant to the exercise of the Subscription Rights or the Series Rights exceeds such share limitation, no additional shares will be issued, this offering will be terminated, and any outstanding rights will immediately expire, and the amount subscribed for by each holder will be proportionally reduced.

Common Stock Included in Units and Underlying the Series Rights

Dividends.    Holders of our common stock are entitled to such dividends as may be declared by our board of directors out of funds legally available for such purpose. The shares of common stock are neither redeemable nor convertible. Holders of common stock have no preemptive to purchase any of our securities.

Voting.    Each holder of our common stock is entitled to one vote for each such share outstanding in the holder’s name. No holder of common stock is entitled to cumulate votes in voting for directors.

Liquidation.    In the event of our liquidation, dissolution or winding up, the holders of our common stock are entitled to receive pro rata our assets, which are legally available for distribution, after payment of all debts and other liabilities. All of the outstanding shares of our common stock are fully paid and nonassessable. The shares of common stock offered by this prospectus will also be fully paid and nonassessable.

Our common stock is traded on The Nasdaq Capital Market under the symbol “FPAY.”

Series A Rights Included in Units Issued in this Offering

The Series A Rights will not be transferable following their issuance and through their expiration date. We will not apply to list the Series A Rights for trading on any securities exchange or trading market. The common stock underlying the Series A Right, upon issuance, is expected to be listed for trading on The Nasdaq Capital Market under the symbol “FPAY.”

Exercisability.    Each Series A Right will be exercisable at any time and from time to time after the date of issuance and will expire 30 days following the closing date of the subscription offering. Each Series A Right will be exercisable, at the option of each holder, in whole or in part by delivering to us the subscription certificate for the Series A Right, a duly executed exercise notice and payment in full in cash for the number of shares of common stock purchased upon such exercise.

Exercise Price.    Each Series A Right represents the right to purchase one share of common stock at an exercise price equal to the higher of (i) the Unit Subscription Price or (ii) 90% of the VWAP of our common stock over the last three trading days prior to the expiration date of the Series A Rights, but in any event not to exceed 150% of the Unit Subscription Price.

Rights as Stockholder.    The holder of a Series A Right, solely in such holder’s capacity as a holder of a Series A Right, will not be entitled to vote or to any of the other rights of our stockholders.

Series B Rights Included in Units Issued in this Offering

The Series B Rights will not be transferable following their issuance and through their expiration date. We will not apply to list the Series B Rights for trading on any securities exchange or trading market. The common stock underlying the Series B Right, upon issuance, is expected to be listed for trading on The Nasdaq Capital Market under the symbol “FPAY.”

Exercisability.    Each Series B Right will be exercisable at any time and from time to time after the date of issuance and will expire 60 days following the closing date of the subscription offering. Each Series B Right will be exercisable, at the option of each holder, in whole or in part by delivering to us the subscription certificate for the Series B Right, a duly executed exercise notice and payment in full in cash for the number of shares of common stock purchased upon such exercise.

Exercise Price.    Each Series B Right represents the right to purchase one share of common stock at an exercise price equal to the higher of (i) the Unit Subscription Price or (ii) 87.5% of the VWAP of our common stock over the last three trading days prior to the expiration date of the Series B Rights, but in any event not to exceed 200% of the Unit Subscription Price.

Rights as Stockholder.    The holder of a Series B Right, solely in such holder’s capacity as a holder of a Series B Right, will not be entitled to vote or to any of the other rights of our stockholders.

Series C Rights Included in Units Issued in this Offering

The Series C Rights will not be transferable following their issuance and through their expiration date. We will not apply to list the Series C Rights for trading on any securities exchange or trading market. The common stock underlying the Series C Right, upon issuance, is expected to be listed for trading on The Nasdaq Capital Market under the symbol “FPAY.”

Exercisability.    Each Series C Right will be exercisable at any time and from time to time after the date of issuance and will expire 90 days following the closing date of the subscription offering. Each Series C Right will be exercisable, at the option of each holder, in whole or in part by delivering to us the subscription certificate for the Series C Right, a duly executed exercise notice and payment in full in cash for the number of shares of common stock purchased upon such exercise.

Exercise Price.    Each Series C Right represents the right to purchase one share of common stock at an exercise price equal to the higher of (i) the Unit Subscription Price or (ii) 85% of the VWAP of our common stock over the last three trading days prior to the expiration date of the Series C Rights, but in any event not to exceed 250% of the Unit Subscription Price.

Rights as Stockholder.    The holder of a Series C Right, solely in such holder’s capacity as a holder of a Series C Right, will not be entitled to vote or to any of the other rights of our stockholders.

Preferred Stock

Our board of directors has the authority, without further action by the stockholders, to issue up to 500,000 shares of preferred stock from time to time in one or more series. The board of directors has the authority to fix the designations, voting powers, preferences, privileges and relative rights and the limitations of any series of preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of our common stock. The board of directors, without stockholder approval, can issue preferred stock with voting, conversion or other rights that could adversely affect the voting power and other rights of the holders of common stock. Preferred stock could be issued quickly with terms that could delay or prevent a change of control of our company or make removal of management more difficult. Additionally, the issuance of preferred stock may decrease the market price of our common stock and may adversely affect the voting, economic and other rights of the holders of common stock.

Series 1 Convertible Preferred Stock

In January 2007, we filed a Certificate of Designations with the Secretary of State of the State of Delaware creating 250,000 shares of preferred stock designated as series 1 convertible preferred stock, which rank senior to our common stock upon liquidation.

As of September 30, 2024, each share of series 1 convertible preferred stock was convertible into 1.32230 shares of our common stock, subject to certain anti-dilution rights. The holders of series 1 convertible preferred stock have the option to convert the preferred shares to common stock at any time. Upon conversion, all accumulated and unpaid dividends, if any, will be paid as additional shares of common stock. The holders of series 1 convertible preferred stock have the same dividend rights as holders of common stock, as if the series 1 convertible preferred stock had been converted to common stock. Additionally, the holders of series 1 convertible preferred stock vote with holders of common stock, together as a single class, with each share of series 1 convertible preferred stock entitled to 1.32230 votes.

As of September 30, 2024, there were 170,332 shares of series 1 convertible preferred stock outstanding, which were convertible into 225,231 shares of common stock.

Series 2 Convertible Preferred Stock

In June 2016, we entered into a Subscription Agreement with B2 FIE V LLC, providing for the issuance and sale of 20,000 shares of series 2 convertible preferred stock for gross proceeds of $20.0 million. We sold an additional 1,952 shares of series 2 convertible preferred stock to a different investor for gross proceeds of $1.95 million at a subsequent closing.

Pursuant to the authority granted to our board of directors by the provisions of the Certificate of Incorporation, our board of directors created and designated 25,000 shares of series 2 convertible preferred stock by filing a Certificate of Designations with the Delaware Secretary of State of the State of Delaware. The shares of series 2 convertible preferred stock were sold for $1,000 per share (the “Stated Value”) and accrue dividends on the Stated Value at an annual rate of 10% compounded annually. Cumulative accrued dividends as of September 30, 2024 totaled $26,525,613. As of September 30, 2024, the shares of series 2 preferred share were convertible into 5,845,695 shares of common stock. The conversion rate is subject to a weighted average anti-dilution provision.

The holders of the series 2 convertible preferred stock have the option to convert such shares into shares of common stock and have the right to vote with holders of common stock on an as-if converted basis. If the average closing price during any 45-day consecutive trading day period or Change of Control Transaction (as defined in the Certificate of Designations) values the common stock at a price equal to or greater than $23.00 per share, then conversion shall be automatic. Upon a Liquidation Event or Deemed Liquidation Event (each as defined in the Certificate of Designations), holders of series 2 convertible preferred stock shall be entitled to receive out of the assets of our company prior to and in preference to the common stock and series 1 convertible preferred stock an amount equal to the greater of (i) the Stated Value, plus any accrued and unpaid dividends thereon, and (ii) the amount per share as would have been payable had all series 2 convertible preferred stock been converted to common stock immediately before the Liquidation Event or Deemed Liquidation Event.

Anti-Takeover Effects of Certain Provisions of Delaware Law and Our Charter Documents

The following is a summary of certain provisions of Delaware law, our certificate of incorporation and our bylaws. This summary does not purport to be complete and is qualified in its entirety by reference to the corporate law of Delaware and our certificate of incorporation and bylaws.

Effect of Delaware Anti-Takeover Statute.    We are subject to Section 203 of the DGCL, an anti-takeover law. In general, Section 203 prohibits a Delaware corporation from engaging in any business combination (as defined below) with any interested stockholder (as defined below) for a period of three years following the date that the stockholder became an interested stockholder, unless:

•        prior to that date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•        upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares of voting stock outstanding (but not the voting stock owned by the interested stockholder) those shares owned by persons who are directors and officers and by excluding employee stock plans in which employee participants do not have the right to determine whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•        on or subsequent to that date, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66-2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines “business combination” to include the following:

•        any merger or consolidation involving the corporation and the interested stockholder;

•        any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•        subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•        subject to limited exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•        the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation, or who beneficially owns 15% or more of the outstanding voting stock of the corporation at any time within a three-year period immediately prior to the date of determining whether such person is an interested stockholder, and any entity or person affiliated with or controlling or controlled by any of these entities or persons.

Our Charter Documents.    Our charter documents include provisions that may have the effect of discouraging, delaying or preventing a change in control or an unsolicited acquisition proposal that a stockholder might consider favorable, including a proposal that might result in the payment of a premium over the market price for the shares held by our stockholders. Certain of these provisions are summarized in the following paragraphs.

Effects of Authorized but Unissued Common Stock.    One of the effects of the existence of authorized but unissued common stock may be to enable our board of directors to make more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise, and thereby to protect the continuity of management. If, in the due exercise of its fiduciary obligations, the board of directors were to determine that a takeover proposal was not in our best interest, such shares could be issued by the board of directors without stockholder approval in one or more transactions that might prevent or render more difficult or costly the completion of the takeover transaction by diluting the voting or other rights of the proposed acquirer or insurgent stockholder group, by putting a substantial voting block in institutional or other hands that might undertake to support the position of the incumbent board of directors, by effecting an acquisition that might complicate or preclude the takeover, or otherwise.

Cumulative Voting.    Our certificate of incorporation does not provide for cumulative voting in the election of directors, which would allow holders of less than a majority of the stock to elect some directors.

Vacancies.    Our bylaws provide that all vacancies may be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum.

Special Meeting of Stockholders.    Our bylaws provide that special meetings of our stockholders may be called by the chairman of the board of directors, the chief executive officer, or the president (in the absence of the chief executive officer) or by resolution of the board of directors or by the secretary at the request in writing of stockholders owning a majority of the voting power of the outstanding voting stock.

Requirements for Advance Notification of Stockholder Nominations and Proposals.    Our bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our board of directors or a committee thereof.

Amendment of Bylaws.    Our directors are expressly authorized to amend our bylaws.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONs

The following discussion is a summary of the material U.S. federal income tax considerations with respect to the receipt and exercise (or expiration) of the Subscription Rights, Series Rights, the ownership and disposition of shares of common stock acquired through this offering upon exercise of the such rights, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”), in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a holder of the Subscription Rights, Series Rights or shares of common stock. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the receipt of Subscription Rights, Series Rights acquired through this offering and the acquisition, ownership and disposition of common stock acquired upon exercise of such rights.

This discussion is limited to stockholders that hold the Subscription Rights, Series Rights and shares of common stock, in each case, as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a holder’s particular circumstances, including the impact of the alternative minimum tax or the unearned income Medicare contribution tax. In addition, it does not address consequences relevant to holders subject to particular rules, including:

•        U.S. expatriates and former citizens or long-term residents of the United States;

•        persons holding the Subscription Rights, Series Rights or shares of common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•        banks, insurance companies, and other financial institutions;

•        brokers, dealers or traders in securities;

•        “controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•        entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•        tax-exempt organizations or governmental organizations;

•        persons deemed to sell Series Rights or shares of common stock under the constructive sale provisions of the Code;

•        persons subject to special tax accounting rules as a result of any item of gross income with respect to the Subscription Rights, Series Rights or shares of common stock being considered in an “applicable financial statement” (as defined in the Code);

•        persons for whom our capital stock constitutes “qualified small business stock” within the meaning of Section 1202 of the Code;

•        persons who hold or receive the Subscription Rights, Series Rights or shares of common stock pursuant to the exercise of any employee stock option or otherwise as compensation; and

•        tax-qualified retirement plans.

If a holder is treated as a partnership for U.S. federal income tax purposes, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

THIS DISCUSSION IS FOR INFORMATION PURPOSES ONLY AND IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE RECEIPT, OWNERSHIP AND EXERCISE OF SUBSCRIPTION RIGHTS, SERIES RIGHTS AND THE SHARES OF COMMON STOCK ACQUIRED UPON EXERCISE OF SUCH RIGHTS ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Tax Considerations Applicable to U.S. Holders

Definition of a U.S. Holder

For purposes of this discussion, a “U.S. holder” is any beneficial owner of Subscription Rights, shares of common stock, the Series Rights acquired upon exercise of Subscription Rights, or shares of common stock acquired upon exercise of the Series Rights, as the case may be, that, for U.S. federal income tax purposes, is:

•        an individual who is a citizen or resident of the United States;

•        a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•        an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•        a trust that (a) is subject to the primary supervision of a U.S. court and the control of one or more United States persons (within the meaning of Section 7701(a)(30) of the Code), or (b) has made a valid election under applicable Treasury Regulations to continue to be treated as a United States person.

Receipt of Subscription Rights

Section 305(a) of the Code states that a stockholder’s taxable income does not include in-kind stock dividends. The general non-recognition rule in Section 305(a) of the Code is, however, subject to exceptions described in Section 305(b) of the Code, which include “disproportionate distributions” and certain distributions with respect to certain preferred stock. A disproportionate distribution is a distribution or a series of distributions, including deemed distributions, that has the effect of the receipt of cash or other property by some stockholders (including holders of rights to acquire stock and holders of debt instruments convertible into stock), and an increase in the proportionate interest of other stockholders (including holders of rights to acquire stock and holders of debt instruments convertible into stock) in a corporation’s assets or earnings and profits. For this purpose, if a distribution of stock to some stockholders and the receipt of cash and other property by other stockholders occur more than 36 months from each other, the transactions are presumed not to result in the receipt of cash or other property by some stockholders and an increase in the proportionate interest of other stockholders, unless the transactions are done pursuant to a plan.

During the last 36 months, we have not made any distributions of cash or property, and we did not have any convertible debt instruments. Therefore, whether this offering is treated as a disproportionate distribution may depend upon, among other things, whether we make distributions on another class of stock in the future and the timing of such distributions. As described in the section titled “Use of Proceeds,” we intend to use part of the net proceeds from this offering to provide funding for the repurchase of our series 2 convertible preferred stock, representing approximately 91% of the shares in such series. For federal income tax purposes, we intend to take the position that such repurchase is an “isolated redemption” within the meaning of the Treasury Regulations promulgated under Section 305 of the Code. In addition, as described in the section titled “Market for Common Stock and Dividend Policy,” we do not currently intend to make any future distributions of cash or property (other than stock or rights to acquire stock). However, there is no guarantee that the IRS or the courts will not take a contrary position, or that we will not make such distributions or payments in the future.

Based on the above, although the authorities governing transactions such as this offering are complex and do not speak directly to the consequences of certain aspects of the offering, including the effects of the over-subscription privilege, we do not believe that a U.S. holder’s receipt of Subscription Rights pursuant to the offering should be treated as a taxable distribution for U.S. federal income tax purposes. Our position regarding the tax-free treatment of the receipt of Subscription Rights is not binding on the IRS or the courts. If this position were finally determined by the IRS or a court to be incorrect, whether on the basis that the issuance of the Subscription Rights is a “disproportionate distribution” or otherwise, the receipt of the Subscription Rights would be taxable generally in the same manner as described under “— Tax Consequences Applicable to U.S. Holders — Distributions on Common Stock” below. If our position were incorrect, other U.S. federal income tax consequences applicable to the U.S. holders such as tax basis and holding period may also be materially different from the discussion below.

The following discussion is based upon the assumption that the Subscription Right issuance is treated as a non-taxable distribution for U.S. federal income tax purposes.

Tax Basis and Holding Period in the Subscription Rights

If the fair market value of the Subscription Rights a U.S. holder receives is less than 15% of the fair market value of the U.S. holder’s existing shares of stock with respect to which the Subscription Rights are distributed on the date the U.S. holder receives the Subscription Rights, the Subscription Rights will be allocated a zero tax basis for U.S. federal income tax purposes, unless the U.S. holder elects to allocate its tax basis in its existing shares of stock between its existing shares of stock and the Subscription Rights in proportion to the relative fair market values of the existing shares of stock and the Subscription Rights determined on the date of receipt of the Subscription Rights. If a U.S. holder chooses to allocate tax basis between its existing shares of stock and the Subscription Rights, the U.S. holder must make this election on a statement included with its timely filed tax return (including extensions) for the taxable year in which the U.S. holder receives the Subscription Rights. Such an election is irrevocable. If the fair market value of the Subscription Rights a U.S. holder receives is 15% or more of the fair market value of their existing shares of stock on the date the U.S. holder receives the Subscription Rights, however, then the U.S. holder must allocate its tax basis in its existing shares of stock between those shares and the Subscription Rights the U.S. holder receives in proportion to their fair market values determined on the date the U.S. holder receives the Subscription Rights. The holding period of Subscription Rights received will include a holder’s holding period in shares of stock with respect to which the Subscription Rights were distributed.

The fair market value of the Subscription Rights on the date that the Subscription Rights are distributed is uncertain, and we have not obtained, and do not intend to obtain, an appraisal of the fair market value of the Subscription Rights on that date. In determining the fair market value of the Subscription Rights, U.S. holders should consider all relevant facts and circumstances, including any difference between the Unit Subscription Price of the Subscription Rights and the trading price of common stock on the date that the Subscription Rights are distributed, the exercise prices of each Series Right, the length of the period during which the Subscription Rights may be exercised and the fact that the Subscription Rights are non-transferable.

Exercise of Subscription Rights

Generally, a U.S. holder will not recognize gain or loss upon the exercise of a Subscription Right received in this offering. A U.S. holder’s adjusted tax basis, if any, in the Subscription Right plus the Unit Subscription Price should be allocated between the new shares of common stock and the Series Rights acquired upon exercise of the Subscription Right in proportion to their relative fair market values on the exercise date. This allocation will establish the U.S. holder’s initial tax basis for U.S. federal income tax purposes in the new shares of common stock and Series Rights received upon exercise. It is unclear whether a U.S. Holder’s holding period for a share of common stock and any Series  Rights acquired upon exercise of a Subscription Right in this offering will begin on the date of exercise or the day following the date of exercise.

If, at the time of the receipt or exercise of the Subscription Right, the U.S. holder no longer holds the stock with respect to which the Subscription Right was distributed, then certain aspects of the tax treatment of the receipt and exercise of the Subscription Right are unclear, including (1) the allocation of the tax basis between the shares of stock previously sold and the Subscription Right, (2) the impact of such allocation on the amount and timing of gain or loss recognized with respect to the shares of stock previously sold, and (3) the impact of such allocation on the tax basis of the shares of stock and Series Rights acquired upon exercise of the Subscription Right. If a U.S. holder exercises a Subscription Right received in this offering after disposing of shares of common stock with respect to which the Subscription Right is received, the U.S. holder should consult its tax advisor.

Expiration of Subscription Rights

If a U.S. holder that receives Subscription Rights allows such Subscription Rights received in this offering to expire, the U.S. holder should not recognize any gain or loss for U.S. federal income tax purposes, and the U.S. holder should re-allocate any portion of the tax basis in its existing shares of stock previously allocated to the Subscription Rights that have expired to the existing shares of stock.

Exercise or Expiration of the Series Rights

In general, a U.S. holder will not be required to recognize income, gain or loss upon exercise of a Series Right for its exercise price. A U.S. holder’s tax basis in a share of common stock received upon exercise of the Series Rights will be equal to the sum of (1) the U.S. holder’s tax basis in the Series Rights exchanged therefor and (2) the exercise price of such Series Rights. It is unclear whether a U.S. Holder’s holding period for a share of common stock acquired upon exercise of any Series Rights will begin on the date of exercise or the day following the date of exercise.

If a Series Right expires without being exercised, a U.S. holder will recognize a capital loss in an amount equal to such holder’s tax basis in the Series Rights. Such loss will be long-term capital loss if, at the time of the expiration, the U.S. holder’s holding period in such Series Rights is more than one year. The deductibility of capital losses is subject to certain limitations.

Constructive Dividends on Series Rights

If at any time during the period in which a U.S. holder holds Series Rights, we were to pay a taxable dividend to our stockholders and the exercise price of the Series Rights were decreased, that decrease would be deemed to be the payment of a taxable dividend to a U.S. holder of the Series Rights to the extent of our earnings and profits, notwithstanding the fact that such U.S. holder will not receive a cash payment. If the exercise price is adjusted in certain other circumstances (or in certain circumstances, there is a failure to make an adjustment), such adjustments may also result in the deemed payment of a taxable dividend to a U.S. holder. U.S. holders should consult their tax advisors regarding the proper treatment of any adjustments to the exercise price of the Series Rights.

Distributions on Common Stock

As described in the section titled “Market for Common Stock and Dividend Policy,” we do not anticipate declaring or paying cash dividends to holders of our common stock in the foreseeable future. However, if we make distributions of cash or property on common stock, such distributions will constitute dividends to the extent paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. Dividends received by a corporate U.S. holder may be eligible for a dividends received deduction, subject to applicable limitations. Dividends received by certain non-corporate U.S. holders, including individuals, are generally taxed at the lower applicable capital gains rate provided certain holding period and other requirements are satisfied. Distributions in excess of our current and accumulated earnings and profits will constitute a return of capital and first be applied against and reduce a U.S. holder’s adjusted tax basis in its common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described in the section immediately below relating to the sale or disposition of common stock.

Sale, Exchange or Other Disposition of Common Stock

Upon a sale, exchange, or other disposition of common stock, a U.S. holder generally will recognize capital gain or loss equal to the difference between the amount realized (not including any amount attributable to declared and unpaid dividends, which will be taxable as described above to U.S. holders of record who have not previously included such dividends in income) and the U.S. holder’s adjusted tax basis in common stock. A U.S. holder’s adjusted tax basis in common stock generally will equal its initial tax basis in common stock reduced by the amount of any cash distributions treated as a return of capital as described above. Such capital gain or loss generally will be long-term capital gain or loss if the U.S. holder’s holding period for common stock exceeded one year at the time of disposition). Long-term capital gains recognized by certain non-corporate U.S. holders, including individuals, generally are subject to reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding

A U.S. holder may be subject to information reporting and backup withholding when such holder receives dividend payments or receives proceeds from the sale or other taxable disposition of shares of common stock acquired through exercise of the Series Rights. Certain U.S. holders are exempt from backup withholding, including corporations and certain tax-exempt organizations. A U.S. holder will be subject to backup withholding if such holder is not otherwise exempt and such U.S. holder:

•        fails to furnish such U.S. holder’s taxpayer identification number;

•        furnishes an incorrect taxpayer identification number;

•        is notified by the IRS that such U.S. holder previously failed to properly report payments of interest or dividends; or

•        fails to certify under penalties of perjury that such U.S. holder has furnished a correct taxpayer identification number and that the IRS has not notified the holder that such U.S. holder is subject to backup withholding.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a U.S. holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS. U.S. holders should consult their tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption.

Tax Considerations Applicable to Non-U.S. Holders

For purposes of this discussion, a “non-U.S. holder” is any beneficial owner of Subscription Rights, shares of common stock and the Series Rights acquired upon exercise of Subscription Rights, or shares of common stock acquired upon exercise of the Series Rights, as the case may be, that is neither a U.S. holder nor treated as a partnership for U.S. federal income tax purposes.

The discussion assumes that the receipt of Subscription Rights with respect to existing shares of common stock will be treated as a nontaxable distribution. See “— Tax Consequences Applicable to U.S. Holders — Receipt of Subscription Rights” above.

Receipt, Exercise and Expiration of the Subscription Rights

Non-U.S. holders that receive Subscription Rights with respect to existing shares of common stock will generally not be subject to U.S. federal income tax (or any withholding thereof) on the receipt, exercise or expiration of the Subscription Rights.

Exercise of the Series Rights

A non-U.S. holder generally will not be subject to U.S. federal income tax on the exercise of the Series Rights into shares of common stock.

Constructive Dividends on Series Rights

If at any time during the period in which a non-U.S. holder holds Series Rights we were to pay a taxable dividend to our stockholders and the exercise price of the Series Rights were decreased, that decrease would be deemed to be the payment of a taxable dividend to a non-U.S. holder to the extent of our earnings and profits, notwithstanding the fact that such non-U.S. holder will not receive a cash payment. If the exercise price is adjusted in certain other circumstances (or in certain circumstances, there is a failure to make an adjustment), such adjustments may also result in the deemed payment of a taxable dividend to a non-U.S. holder. Any resulting withholding tax attributable to deemed dividends may be collected from other amounts payable or distributable to, or other assets of, the non-U.S. holder. Non-U.S. holders should consult their tax advisors regarding the proper treatment of any adjustments to the Series Rights.

Distributions on Common Stock

As described in the section titled “Market for Common Stock and Dividend Policy,” we do not anticipate declaring or paying cash dividends to holders of our common stock in the foreseeable future. However, if we make distributions of cash or property on common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a non-U.S. holder’s adjusted tax basis in its common stock, as the case may be, but not below zero. Any excess will be treated as capital gain and will be treated as described below in the section relating to the sale or disposition of common stock. Because we may not know the extent to which a distribution is a dividend for U.S. federal income tax purposes at the time it is made, for purposes of the withholding rules discussed below we or the applicable withholding agent may treat the entire distribution as a dividend.

Subject to the discussion below on backup withholding and foreign accounts, dividends paid to a non-U.S. holder of common stock that are not effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty).

Non-U.S. holders will be entitled to a reduction in or an exemption from withholding on dividends as a result of either (a) an applicable income tax treaty or (b) the non-U.S. holder holding common stock in connection with the conduct of a trade or business within the United States and dividends being effectively connected with that trade or business. To claim such a reduction in or exemption from withholding, the non-U.S. holder must provide the applicable withholding agent with a properly executed (a) IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) claiming an exemption from or reduction of the withholding tax under the benefit of an income tax treaty between the United States and the country in which the non-U.S. holder resides or is established, or (b) IRS Form W-8ECI stating that the dividends are not subject to withholding tax because they are effectively connected with the conduct by the non-U.S. holder of a trade or business within the United States, as may be applicable. These certifications must be provided to the applicable withholding agent prior to the payment of dividends and must be updated periodically. Non-U.S. holders that do not timely provide the applicable withholding agent with the required certification, but that qualify for a reduced rate under an applicable income tax treaty, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

If dividends paid to a non-U.S. holder are effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the non-U.S. holder maintains a permanent establishment in the United States to which such dividends are attributable), then, although exempt from U.S. federal withholding tax (provided the non-U.S. holder provides appropriate certification, as described above), the non-U.S. holder will be subject to U.S. federal income tax on such dividends on a net income basis at the regular graduated U.S. federal income tax rates. In addition, a non-U.S. holder that is a corporation may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on its effectively connected earnings and profits for the taxable year that are attributable to such dividends, as adjusted for certain items. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

Sale or Other Disposition of Common Stock

Subject to the discussions below on backup withholding and foreign accounts, a non-U.S. holder will not be subject to U.S. federal income tax on any gain recognized upon the sale or other taxable disposition of common stock unless:

•        the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the non-U.S. holder maintains a permanent establishment in the United States to which such gain is attributable);

•        the non-U.S. holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•        common stock constitutes a U.S. real property interest (“USRPI”), by reason of our status as a U.S. real property holding corporation (“USRPHC”), for U.S. federal income tax purposes.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular graduated rates. A Non-U.S. holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.

Gain described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on any gain derived from the disposition, which may be offset by U.S. source capital losses of the non-U.S. holder (even though the individual is not considered a resident of the United States), provided the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe we are not currently and do not anticipate becoming a USRPHC. Because the determination of whether we are a USRPHC depends on the fair market value of our USRPIs relative to the fair market value of our other business assets and our non- U.S. real property interests, however, there can be no assurance we are not a USRPHC or will not become one in the future. If we are or were to become a USRPHC, gain arising from the sale or other taxable disposition of our common stock by a non-U.S. holder will not be subject to U.S. federal income tax if our common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market and such non-U.S. holder owned, actually and constructively, 5% or less of our common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the non-U.S. holder’s holding period.

Non-U.S. holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Subject to the discussion below on foreign accounts, a non-U.S. holder will not be subject to backup withholding with respect to distributions on common stock we make to the non-U.S. holder, provided the applicable withholding agent does not have actual knowledge or reason to know such non-U.S. holder is a United States person and such non-U.S. holder certifies its non-U.S. status, such as by providing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or other applicable certification. Information returns generally will be filed with the IRS, however, in connection with any distributions (including deemed distributions) made on Series Rights and common stock to the non-U.S. holder, regardless of whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our common stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such holder is a United States person or the holder otherwise establishes an exemption. Proceeds of a disposition of our common stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the non-U.S. holder resides or is established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Additional Withholding Tax on Payments Made to Foreign Accounts

Withholding taxes may be imposed under the Foreign Account Tax Compliance Act (“FATCA”), on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends (including deemed dividends) on, or (subject to the proposed Treasury Regulations discussed below) gross proceeds from the sale or other disposition of, our common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the

U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States-owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends (including deemed dividends) on our common stock. While withholding under FATCA would have applied also to payments of gross proceeds from the sale or other disposition of our rights or common stock on or after January 1, 2019, proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued.

Investors should consult their tax advisors regarding the potential application of withholding under FATCA to their receipt, ownership, and exercise of Subscription Rights, Series A Rights, Series B Rights and Series C Rights and the ownership and disposition of shares of our common stock acquired upon exercise of Subscription Rights, Series A Rights, Series B Rights and Series C Rights.

PLAN OF DISTRIBUTION

As soon as practicable after 5:00 p.m., Eastern time, on December 2, 2024, the record date for this offering, we will distribute the Subscription Rights and subscription certificates to persons who owned settled shares of common stock at 5:00 p.m., Eastern time, on the record date. Subscription Rights and the Series Rights may be exercised by completing and signing the subscription certificate or Series Rights certificate that accompanies this prospectus and mailing it in the envelope provided, or otherwise delivering the completed and duly executed subscription certificate or Series Rights certificate to the subscription agent, together with payment in full before the applicable expiration date at the offices of the subscription agent at the address set forth above. The Subscription Rights offering will expire at 5:00 p.m., Eastern time, on December 20, 2024, unless extended by us, and Subscription Rights may not be exercised after the expiration date. Subscription Rights may be exercised at any time during the Subscription Rights Offering period. Series A Rights, Series B Rights and Series C Rights may be exercised commencing on their date of issuance and continuing, respectively, 30, 60 and 90 days following the closing of the Subscription Rights offering.

See “The Rights Offering — Methods for Exercising the Subscription Rights and Series Rights.” If you have any questions or need further information about this offering, please contact MacKenzie Partners, Inc., the information agent, by telephone at (212) 929-5500 (bankers and brokers) or (800) 322-2885 (all others) or by email at rightsoffer@mackenziepartners.com.

Dealer-Manager

Moody Capital is the dealer-manager of this offering and, under the terms and subject to the conditions contained in its dealer-manager agreement with us, Moody Capital will provide marketing assistance and advice to us in connection with the offering.

We have agreed to pay Moody Capital a cash fee equal to 6.0% of the proceeds of the offering from the exercise of the Subscription Rights and the Series Rights, a non-accountable expense cash fee equal to 1.0% of the proceeds of the offering from the exercise of the Subscription Rights and the Series Rights and an out-of-pocket accountable expense allowance of $35,000. Notwithstanding the foregoing, we will pay Moody Capital a cash fee equal to 3.0% of the proceeds of the offering from the exercise of the Subscription Rights and the Series Rights by our executive officers and directors and their respective investment vehicles. No dealer-manager fee will be paid to Moody Capital for sales of units in the rights offering to NRNS in respect of its possible note conversion.

We have agreed to indemnify Moody Capital and its affiliates against, or contribute to losses arising out of, certain liabilities, including liabilities under the Securities Act. Moody Capital’s participation in this offering is subject to customary conditions contained in the dealer-manager agreement. The dealer-manager agreement provides that the dealer-manager will not be subject to any liability to us in rendering the services contemplated by the dealer-manager agreement except for any act of bad faith, willful misconduct or gross negligence of the dealer-manager. The dealer-manager and its affiliates may provide us from time to time in the future in the ordinary course of its business certain financial advisory, investment banking and other services for which it will be entitled to receive customary fees.

The maximum commission to be received by any independent broker-dealer, dealer-manager or any member of FINRA will not be greater than 6.0% of the gross proceeds from the exercise of Subscription Rights in this offering.

Other than as described herein, we do not know of any existing agreements between or among any stockholder, broker, dealer, underwriter or agent relating to the sale or distribution of the underlying shares of common stock.

Some of our officers, employees and directors may solicit responses from the holders of Subscription Rights. None of our officers, directors or employees will be compensated in connection with these actions by the payment of commissions or other remuneration based either directly or indirectly on the subscriptions but will be reimbursed for reasonable expenses.

We have agreed to pay the subscription agent and the information agent customary fees plus certain expenses in connection with the offering. Except as described in this section, we are not paying any commissions, underwriting fees or discounts in connection with this offering.

Electronic Distribution

This prospectus may be made available in electronic format on websites or via email or through other online services maintained by Moody Capital or us. Other than this prospectus in electronic format, the information on our and Moody Capital’s websites is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or Moody Capital, and should not be relied upon by investors.

The foregoing does not purport to be a complete statement of the terms and conditions of the dealer-manager agreement between Moody Capital and us. A copy of the dealer-manager agreement will be filed as an exhibit to the registration statement of which this prospectus forms a part. See “Where You Can Find Additional Information.”

Regulation M Restrictions

Moody Capital, as dealer-manager, may be deemed to be an underwriter within the meaning of Section 2(a)(11) of the Securities Act, and any fees received by it might be deemed to be underwriting discounts or commissions under the Securities Act. As an underwriter, Moody Capital would be required to comply with the requirements of the Securities Act and the Exchange Act, including Rule 10b-5 and Regulation M under the Exchange Act. These rules and regulations may limit the timing of any purchases and sales of securities by Moody Capital acting as a principal. Under these rules and regulations, Moody Capital must not engage in any stabilization activity in connection with our securities and must not bid for or purchase any of our securities or attempt to induce any person to purchase any of our securities, other than as permitted under the Exchange Act.

Price Stabilization

We have not authorized any person to engage in any form of price stabilization in connection with this offering.

LEGAL MATTERS

The validity of the securities offered will be passed upon for us by Olshan Frome Wolosky LLP, New York, New York. The dealer-manager is being represented by Barton LLP, Santa Monica, California.

EXPERTS

The audited consolidated financial statements incorporated by reference in this prospectus and elsewhere in the registration statement have been so incorporated by reference in reliance upon the reports of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

Available Information

We make periodic filings and other filings required to be filed by us as a reporting company under Sections 13 and 15(d) of the Exchange Act. The SEC maintains a website at http://www.sec.gov that contains the reports, proxy and information statements, and other information that issuers, such as us, file electronically with the SEC. Our website address is http://www.flexshopper.com. Information contained on our website, however, is not, and should not be deemed to be, incorporated into this prospectus and you should not consider information contained on our website to be part of this prospectus. We have included our website address as an inactive textual reference only.

This prospectus and any prospectus supplement are part of a registration statement that we filed with the SEC and do not contain all of the information in the registration statement. The full registration statement may be obtained from the SEC or us, as provided below. Forms of the documents establishing the terms of the offered securities are or may be filed as exhibits to the registration statement or documents incorporated by reference in the registration statement. Statements in this prospectus or any prospectus supplement about these documents are summaries and each statement is qualified in all respects by reference to the document to which it refers. You should refer to the actual documents for a more complete description of the relevant matters. You may inspect a copy of the registration statement through the SEC’s website, as provided above.

Incorporation by Reference

The SEC’s rules allow us to “incorporate by reference” information into this prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus. Any statement contained in a previously filed document incorporated by reference will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus modifies or replaces that statement:

•        our Annual Report on Form 10-K for the year ended December 31, 2023, filed with the SEC on April 1, 2024, as amended by Form 10-K/A, filed with the SEC on April 3, 2024;

•        our Quarterly Report on Form 10-Q for the quarter ended March 31, 2024, filed with the SEC on May 13, 2024, for the quarter ended June 30, 2024, filed with the SEC on August 6, 2024, and for the quarter ended September 30, 2024, filed with the SEC on November 19, 2024;

•        our Definitive Proxy Statement on Schedule 14A, filed with the SEC on September 9, 2024; and

•        our Current Reports on Form 8-K filed with the SEC on March 28, 2024, October 8, 2024 and October 28, 2024.

In addition to the filings listed above, we incorporate by reference any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the effective date of this registration statement and the date of this prospectus and before the completion of the offering of the securities included in this prospectus; however, we will not incorporate by reference any document or portions thereof that are not deemed “filed” with the SEC, or any information furnished pursuant to Item 2.02 or 7.01 of Form 8-K or related exhibits furnished pursuant to Item 9.01 of Form 8-K.

We will provide, without charge, to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, upon such person’s written or oral request, a copy of any and all of the information incorporated by reference in this prospectus. You may request a free copy of any of the documents incorporated by reference in this prospectus by writing or telephoning us at the following address:

FlexShopper, Inc.

901 Yamato Road, Ste. 260

Boca Raton, FL 33431

(855) 353-9289

Exhibits to the filings will not be sent, however, unless those exhibits have specifically been incorporated by reference in this prospectus or any accompanying prospectus supplement.

Non-Transferable Subscription Rights to Purchase Up to 35,000,000 Units
Each Unit Consisting of One Share of Common Stock,
One Series A Right, One Series B Right and One Series C Right, and shares of
Common Stock Issuable Upon Exercise of the Series A Rights, Series B Rights and
Series C Rights

Dealer-Manager

December 2, 2024